Exhibit 99.1

PRELIMINARY NOTE

This Interim Report should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Interim Report and with our Annual Report on Form 20-F, for the year ended December 31, 2012.

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and are presented in U.S. Dollars. These statements and discussion below contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, objectives, expectations and intentions and other statements contained in this Interim Report that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. Such statements address future events and conditions concerning matters such as, but not limited to, our earnings, cash flow, liquidity and capital resources, compliance with debt and other restrictive covenants, interest rates and dividends. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in political, economic, business, competitive, market and regulatory factors. We believe that these factors include, but are not limited to those described under Item 3 “Risk Factors” and elsewhere in our Annual Report on Form 20-F, for the year ended December 31, 2012.

Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward looking statements to reflect events, developments or circumstances after the date of this document, a change in our views or expectations, or to reflect the occurrence of future events.

Unless the context requires otherwise, when used in this Interim Report, (1) the terms “Fly,” “Company,” “we,” “our” and “us” refer to Fly Leasing Limited and its subsidiaries; (2) the term “B&B Air Funding” refers to our subsidiary, Babcock & Brown Air Funding I Limited; (3) the term “B&B Air Acquisition” refers to our subsidiary, Babcock & Brown Air Acquisition I Limited; (4) the term “Fly-BBAM” refers to our subsidiary, Fly-BBAM Holdings, Ltd.; (5) the term “Fly Peridot” refers to our subsidiary, Fly Peridot Holdings Limited; (6) the term “Fly Acquisition II” refers to our subsidiary, Fly Acquisition II Limited; (7) all references to our shares refer to our common shares held in the form of American Depositary Shares, or ADSs; (8) the term “BBAM LP” refers to BBAM Limited Partnership and its subsidiaries and affiliates; (9) the terms “BBAM” and “Servicer” refer to BBAM Aircraft Management LP, BBAM Aircraft Management (Europe) Limited, BBAM Aviation Services Limited and BBAM US LP collectively; (10) the term “Manager” refers to Fly Leasing Management Co. Limited, the Company’s manager; (11) the term “Fly-Z/C LP” refers to Fly-Z/C Aircraft Holdings LP; (12) the term “GAAM” refers to Global Aviation Asset Management; and (13) the term “GAAM Portfolio” refers to the portfolio of 49 aircraft and other assets acquired from GAAM.

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)

Fly Leasing Limited

Consolidated Balance Sheets

AS OF SEPTEMBER 30, 2013 (UNAUDITED) AND DECEMBER 31, 2012

(Dollar amounts in thousands, except par value data)

	September 30, 2013	December 31, 2012
Assets
Cash and cash equivalents	$206,966	$163,124
Restricted cash and cash equivalents	155,897	137,457
Rent receivables	3,234	3,124
Investment in unconsolidated subsidiaries	7,686	6,308
Flight equipment held for operating lease, net	2,868,678	2,616,864
Deferred tax asset, net	1,595	9,450
Fair market value of derivative assets	4,902	319
Other assets, net	36,616	32,026

Total assets	3,285,574	2,968,672

Liabilities
Accounts payable and accrued liabilities	17,405	15,662
Rentals received in advance	16,084	14,402
Payable to related parties	3,101	2,789
Security deposits	47,624	47,474
Maintenance payment liability	225,230	225,733
Secured borrowings, net	2,175,998	2,052,412
Fair market value of derivative liabilities	30,649	48,967
Other liabilities	32,092	29,231

Total liabilities	2,548,183	2,436,670

Shareholders’ equity
Common shares, $0.001 par value; 499,999,900 shares authorized; 41,306,338 and 28,040,305 shares issued and outstanding at September 30, 2013 and December 31, 2012, respectively	41	28
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	657,600	482,733
Retained earnings	99,952	83,138
Accumulated other comprehensive loss, net	(20,202)	(33,897)

Total shareholders’ equity	737,391	532,002

Total liabilities and shareholders’ equity	$3,285,574	$2,968,672

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Income

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012 (UNAUDITED)

(Dollar amounts in thousands, except per share data)

	Three months ended September 30, 2013	Three months ended September 30, 2012	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Revenues
Operating lease revenue	$78,369	$84,443	$274,583	$285,800
Equity earnings from unconsolidated subsidiaries	474	1,852	1,377	5,980
(Loss) gain on sale of aircraft	(47)	—	6,277	8,489
Interest and other income	319	113	1,781	1,556

Total revenues	79,115	86,408	284,018	301,825

Expenses
Depreciation	36,908	34,302	106,651	102,795
Interest expense	30,016	36,045	90,201	109,695
Selling, general and administrative	8,105	11,435	27,363	30,213
Ineffective, dedesignated and terminated derivatives	(160)	32,580	(1,020)	31,353
Debt extinguishment costs	564	—	2,704	—
Maintenance and other costs	2,563	3,478	12,487	6,138

Total expenses	77,996	117,840	238,386	280,194

Net income (loss) before provision (benefit) for income taxes	1,119	(31,432)	45,632	21,631
Provision (benefit) for income taxes	815	(1,993)	6,568	4,954

Net income (loss)	$304	$(29,439)	$39,064	$16,677

Weighted average number of shares:
Basic	38,797,022	25,769,115	31,711,440	25,750,811
Diluted	38,921,962	25,769,115	31,821,118	25,915,110
Earnings (loss) per share:
Basic	$0.00	$(1.15)	$1.21	$0.63
Diluted	$0.00	$(1.15)	$1.20	$0.63
Dividends declared and paid per share	$0.22	$0.22	$0.66	$0.62

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Comprehensive Income

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012 (UNAUDITED)

(Dollar amounts in thousands)

	Three months ended September 30, 2013	Three months ended September 30, 2012	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Net income (loss)	$304	$(29,439)	$39,064	$16,677
Other comprehensive income (loss), net of tax
Change in fair value of derivatives, net of deferred tax (1)	(4,627)	(2,256)	14,647	4,126
Reclassification from other comprehensive income into earnings, due to termination of derivative liabilities, net of deferred tax (2)	—	27,479	—	27,479
Reclassification from other comprehensive income into earnings, net of deferred tax (3)	(67)	(72)	(205)	(219)

Comprehensive (loss) income	$(4,390)	$(4,288)	$53,506	$48,063

(1)	Deferred tax benefit was $0.4 million and $0.2 million for the three month periods ended September 30, 2013 and 2012, respectively. For the nine month periods ended September 30, 2013 and 2012, deferred tax expense was $3.2 million and $0.7 million, respectively.
(2)	Deferred tax expense was $3.9 million for the three and nine month periods ended September 30, 2012.
(3)	Deferred tax benefit was $1,000 and $10,000 for the three month periods ended September 30, 2013 and 2012, respectively. For the nine month periods ended September 30, 2013 and 2012, deferred tax benefit was $21,000 and $31,000, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012 (UNAUDITED)

(Dollar amounts in thousands)

							Accumulated
	Manager Shares		Common Shares		Additional Paid-in Capital	Retained Earnings (Deficit)	Other Comprehensive Income (Loss), net	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance January 1, 2012	100	$—	25,685,527	$26	$455,186	$57,982	$(70,161)	$443,033
Dividends to shareholders	—	—	—	—	—	(15,960)	—	(15,960)
Dividend equivalent	—	—	—	—	—	(357)	—	(357)
Shares issued in connection with vested share grant	—	—	83,588	—	—	—	—	—
Share-based compensation	—	—	—	—	3,104	—	—	3,104
Net income	—	—	—	—	—	16,677	—	16,677
Net change in the fair value of derivatives, net of deferred tax liability of $711	—	—	—	—	—	—	4,126	4,126
Termination of derivative liabilities, net of deferred tax liability of $3,926	—	—	—	—	—	—	27,479	27,479
Reclassified from other comprehensive income into earnings, net of deferred tax asset of $31	—	—	—	—	—	—	(219)	(219)

Balance September 30, 2012 (unaudited)	100	$—	25,769,115	$26	$458,290	$58,342	$(38,775)	$477,883

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statement of Shareholders’ Equity

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 (UNAUDITED)

(Dollar amounts in thousands)

							Accumulated
	Manager Shares		Common Shares		Additional Paid-in Capital	Retained Earnings (Deficit)	Other Comprehensive Income (Loss), net	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
Balance January 1, 2013	100	$—	28,040,305	$28	$482,733	$83,138	$(33,897)	$532,002
Dividends to shareholders	—	—	—	—	—	(21,444)	—	(21,444)
Dividend equivalents	—	—	—	—	—	(806)	—	(806)
Shares issued in connection with public offering, net of expenses	—	—	13,142,856	13	172,582	—	—	172,595
Shares issued in connection with vested share grants	—	—	122,534	—	—	—	—	—
Shares issued in connection with SARs exercised	—	—	643	—	—	—	—	—
Share-based compensation	—	—	—	—	2,285	—	—	2,285
Derivative instruments terminated in connection with aircraft sale, net of deferred tax liability of $320 (1)	—	—	—	—	—	—	(747)	(747)
Net income	—	—	—	—	—	39,064	—	39,064
Net change in the fair value of derivatives, net of deferred tax liability of $3,224 (1)	—	—	—	—	—	—	14,647	14,647
Reclassified from other comprehensive income into earnings, net of deferred tax asset of $21 (1)	—	—	—	—	—	—	(205)	(205)

Balance September 30, 2013 (unaudited)	100	$—	41,306,338	$41	$657,600	$99,952	$(20,202)	$737,391

(1)	See Note 6 to Notes to Consolidated Financial Statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Consolidated Statements of Cash Flows

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012 (UNAUDITED)

(Dollar amounts in thousands)

	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Cash Flows from Operating Activities
Net Income	$39,064	$16,677
Adjustments to reconcile net income to net cash flows provided by operating activities:
Equity in earnings from unconsolidated subsidiaries	(1,377)	(5,980)
Gain on sale of aircraft	(6,277)	(8,489)
Depreciation	106,651	102,795
Amortization of debt issuance costs	6,453	4,526
Amortization of lease incentives	6,224	5,232
Amortization of lease discounts/premiums and other items	6,195	5,485
Amortization of fair market value adjustments associated with the GAAM acquisition	10,955	18,157
Share-based compensation	2,285	3,104
Deferred income taxes	7,046	3,149
Unrealized (gain) loss on derivative instruments	(1,020)	31,353
Security deposits and maintenance payment liability relieved	(31,360)	(35,392)
Security deposits and maintenance payment claims applied towards operating lease revenues	(2,596)	(7,671)
Changes in operating assets and liabilities:
Rent receivables	(2,978)	1,469
Other assets	(2,927)	4,435
Payable to related parties	(8,043)	(2,089)
Accounts payable and accrued liabilities	1,307	10,691
Rentals received in advance	1,006	(807)
Other liabilities	4,519	926

Net cash flows provided by operating activities	135,127	147,571

Cash Flows from Investing Activities
Distributions from unconsolidated affiliates	—	5,200
Purchase of flight equipment	(424,363)	(50,803)
Proceeds from sale of aircraft	48,539	50,749
Lessor contribution to maintenance	(15,992)	(11,954)

Net cash flows used in investing activities	(391,816)	(6,808)

Cash Flows from Financing Activities
Restricted cash and cash equivalents	(18,440)	131,706
Security deposits received	10,520	5,120
Security deposits returned	(7,271)	(2,139)
Maintenance payment liability receipts	41,987	44,829
Maintenance payment liability disbursements	(12,476)	(20,478)
Debt issuance costs	(10,634)	(8,983)
Proceeds from sale of notes payable	—	87,282
Proceeds from secured borrowings	390,410	459,200
Repayment of secured borrowings	(243,910)	(753,024)
Payment for termination of derivative contracts	—	(35,066)
Proceeds from issuance of shares, net of fees paid	172,595	—
Dividends	(21,444)	(15,960)
Dividend equivalents	(806)	(357)

Net cash flows provided by (used in) financing activities	300,531	(107,870)

Net increase in cash	43,842	32,893
Cash at beginning of period	163,124	82,105

Cash at end of period	$206,966	$114,998

Supplemental Disclosure:
Cash paid during the period for:
Interest	$72,704	$87,915
Taxes	213	1,411
Noncash Activities:
Security deposits and maintenance payment liability disbursements applied to rent receivables	2,868	1,000
Security deposits and maintenance payment liability disbursements applied as rentals received in advance	676	345
Security deposits assumed on purchase of flight equipment	—	1,080
Maintenance reserves assumed on purchase of flight equipment	—	8,482
Noncash activities in connection with sale of aircraft:
Secured borrowings assumed by buyer	38,500	—
Derivative liabilities assumed by buyer	5,000	—

The accompanying notes are an integral part of these consolidated financial statements.

Fly Leasing Limited

Notes to Consolidated Financial Statements

For the nine months ended September 30, 2013

1. ORGANIZATION

Fly Leasing Limited (the “Company” or “Fly”) is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. The Company was formed to acquire, finance, lease and sell commercial jet aircraft and other aviation assets directly or indirectly through its subsidiaries.

Although the Company is organized under the laws of Bermuda, it is a resident of Ireland for tax purposes and is subject to Irish corporation tax on its income in the same way, and to the same extent, as if the Company were organized under the laws of Ireland.

In accordance with the Company’s amended and restated bye-laws, Fly issued 100 shares (“Manager Shares”) with a par value of $0.001 to its Manager for no consideration. Subject to the provisions of the Company’s amended and restated bye-laws, the Manager Shares have the right to appoint the nearest whole number of directors to the Company which is not more than 3/7th of the number of directors comprising the board of directors. The Manager Shares are not entitled to receive any dividends, are not convertible into common shares and, except as provided for in the Company’s amended and restated bye-laws, have no voting rights.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION

Fly is a holding company that conducts its business through its subsidiaries. The Company directly or indirectly owns all of the common shares of its subsidiaries. The consolidated financial statements presented are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated financial statements include the accounts of Fly and all of its subsidiaries. In instances where it is the primary beneficiary, Fly would consolidate a Variable Interest Entity (“VIE”). All intercompany transactions and balances have been eliminated. The consolidated financial statements are stated in U.S. Dollars, which is the principal operating currency of the Company.

Fly has a 57.4% interest in Fly-Z/C Aircraft Holdings LP (“Fly-Z/C LP”). On December 28, 2012, Fly sold its 15.0% interest in BBAM LP to Onex Corporation and its affiliates (collectively, “Onex”).

Fly accounts for its interest in unconsolidated subsidiaries using the equity method as the Company does not control the entities. Under the equity method, the Company’s investment is initially recorded at cost and the carrying amount is affected by its share of the unconsolidated subsidiaries’ undistributed earnings and losses, and distributions of dividends and capital.

The Company has one operating and reportable segment which is aircraft leasing.

The accompanying interim consolidated financial statements are prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting and, in the Company’s opinion, reflect all adjustments, including normal recurring items which are necessary to present fairly the results for interim periods. The operating results for the periods presented are not necessarily indicative of the results that may be expected for an entire year. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been omitted in accordance with the rules and regulations of the SEC; however, the Company believes that the disclosures are adequate to make the information presented not misleading.

Certain amounts in the consolidated financial statements have been reclassified to conform to the current presentation. Such reclassifications have no impact on consolidated net income or shareholders’ equity.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, deferred tax assets and accruals and reserves. To the extent available, the Company utilizes industry specific resources, third-party appraisers and other materials to support management’s estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2013, the FASB issued guidance which requires companies to present, in one place, information about reclassifications out of accumulated other comprehensive income (“AOCI”). It also requires companies to present the reclassifications by component. For significant items reclassified out of AOCI to net income in their entirety, companies must disclose the line item on the statement of income that was affected. This can be done on the face of the statement in certain circumstances or in the notes. For significant items not reclassified to net income in their entirety during the reporting period, companies must cross-reference the note where additional details about the effects of the reclassification are disclosed. The Company adopted the guidance prospectively commencing in the 2013 fiscal year and interim periods within the year.

3. FLIGHT EQUIPMENT HELD FOR OPERATING LEASE

As of September 30, 2013 and December 31, 2012, the Company had 107 and 109 aircraft held for operating leases, respectively. During the nine month period ended September 30, 2013, the Company purchased eight aircraft for a combined purchase price of $424.4 million. These acquisitions were funded with a combination of unrestricted cash and secured borrowings of $318.2 million. During the nine month period ended September 30, 2013, the Company sold ten aircraft and recognized a pre-tax gain on sale of $6.3 million. The buyer of six of the aircraft also assumed the underlying debt financing and derivative instruments associated with the aircraft.

As of September 30, 2013 and December 31, 2012, flight equipment held for operating leases consisted of the following:

	September 30, 2013	December 31, 2012
	(Dollars in thousands)
Cost	$3,391,348	$3,047,274
Accumulated depreciation	(522,670)	(430,410)

Flight Equipment Held for Operating Leases, net	$2,868,678	$2,616,864

The Company capitalized $13.2 million and $8.4 million of major maintenance expenditures for the nine month periods ended September 30, 2013 and 2012, respectively. These amounts have been included in flight equipment held for operating leases.

The classification of the net book value of flight equipment held for operating leases and operating lease revenues by geographic region in the tables below is based on the principal operating location of the lessee.

The distribution of the net book value of flight equipment held for operating leases by geographic region is as follows:

	September 30, 2013		December 31, 2012
	(Dollars in thousands)
Europe:
United Kingdom	$352,063	12%	$365,411	14%
Turkey	164,291	6%	113,244	4%
Germany	135,607	5%	107,568	4%
Other	410,755	14%	493,263	19%

Europe — Total	1,062,716	37%	1,079,486	41%

Asia and South Pacific:
China	366,706	13%	300,568	11%
India	122,091	4%	146,659	6%
Other	351,583	13%	265,911	10%

Asia and South Pacific — Total	840,380	30%	713,138	27%

North America:
United States	296,091	10%	266,603	10%
Other	33,534	1%	34,650	2%

North America — Total	329,625	11%	301,253	12%

Mexico, South and Central America:
Brazil	254,496	9%	97,319	4%
Mexico	129,532	4%	169,710	6%

Mexico, South and Central America — Total	384,028	13%	267,029	10%

Middle East and Africa — Total	191,987	7%	163,489	6%

Off-Lease — Total	59,942	2%	92,469	4%

Total flight equipment held for operating leases, net	$2,868,678	100%	$2,616,864	100%

At September 30, 2013, aircraft held for operating leases were on lease to 56 lessees in 32 countries. The Company had three aircraft that were off-lease at September 30, 2013. At December 31, 2012, aircraft held for operating leases were on lease to 55 lessees in 32 countries. At December 31, 2012, the Company had six aircraft off-lease.

The distribution of operating lease revenue by geographic region for the three month periods ended September 30, 2013 and 2012 is as follows:

	Three months ended September 30, 2013		Three months ended September 30, 2012
	(Dollars in thousands)
Europe:
United Kingdom	$10,797	14%	$11,514	14%
Turkey	4,120	5%	3,438	4%
Germany	3,340	3%	4,485	6%
Other	13,378	18%	18,378	21%

Europe — Total	31,635	40%	37,815	45%

Asia and South Pacific:
China	10,385	13%	9,234	11%
India	3,803	5%	3,804	4%
Other	7,599	10%	9,781	12%

Asia and South Pacific — Total	21,787	28%	22,819	27%

North America:
United States	10,120	13%	10,328	12%
Other	972	1%	972	1%

North America — Total	11,092	14%	11,300	13%

Mexico, South and Central America:
Brazil	5,864	8%	3,289	4%
Mexico	3,486	4%	4,715	6%

Mexico, South and Central America — Total	9,350	12%	8,004	10%

Middle East and Africa — Total	4,505	6%	4,505	5%

Total Operating Lease Revenue	$78,369	100%	$84,443	100%

The distribution of operating lease revenue by geographic region for the nine month periods ended September 30, 2013 and 2012 is as follows:

	Nine months ended September 30, 2013		Nine months ended September 30, 2012
	(Dollars in thousands)
Europe:
United Kingdom	$38,592	14%	$34,542	12%
Turkey	10,132	4%	9,136	3%
Germany	16,295	6%	21,608	8%
Other	55,496	20%	58,790	20%

Europe — Total	120,515	44%	124,076	43%

Asia and South Pacific:
China	30,534	11%	27,684	10%
India	18,090	7%	35,509	13%
Other	23,425	8%	26,977	9%

Asia and South Pacific — Total	72,049	26%	90,170	32%

North America:
United States	30,393	11%	30,983	11%
Other	2,918	1%	2,918	1%

North America — Total	33,311	12%	33,901	12%

Mexico, South and Central America:
Brazil	19,676	7%	9,339	3%
Mexico	15,543	6%	14,121	5%

Mexico, South and Central America — Total	35,219	13%	23,460	8%

Middle East and Africa — Total	13,489	5%	14,193	5%

Total Operating Lease Revenue	$274,583	100%	$285,800	100%

No customer accounted for 10% or more of the total operating lease revenue for the three or nine month periods ended September 30, 2013 or 2012. During the three and nine month periods ended September 30, 2012, the Company did not accrue rent from two lessees, due to concerns about their financial condition and only recognized revenue as cash was received from these lessees. The leases associated with these lessees were terminated in the first quarter of 2013. During the three and nine month periods ended September 30, 2012, the Company recognized revenue, excluding end of lease income, from those lessees of $0.9 million and $8.0 million, respectively. The Company currently has one lessee on non-accrual status. For the three month period ended September 30, 2013, the Company collected $0.4 million from this lessee.

For the three month periods ended September 30, 2013 and 2012, the Company recognized end of lease revenue of $17,000 and $5.8 million, respectively. For the nine month periods ended September 30, 2013 and 2012, the Company recognized end of lease revenue of $47.6 million and $35.8 million, respectively.

The amortization of lease premiums, net of lease discounts, which has been included as a component of operating lease revenue, was approximately $0.8 million and $3.1 million for the three and nine month periods ended September 30, 2013, respectively. Amortization of lease premiums, net of lease discounts, was approximately $1.8 million and $5.8 million for the three and nine month periods ended September 30, 2012, respectively.

The amortization of lease incentives recorded as a reduction of operating lease revenue totaled $2.4 million and $6.2 million for the three and nine month periods ended September 30, 2013, respectively. The amortization of lease incentives totaled $1.9 million and $5.2 million for the three and nine month periods ended September 30, 2012, respectively.

As of September 30, 2013 and December 31, 2012, the average remaining lease term of the Company’s aircraft portfolio, weighted by net book value, was 4.0 years and 3.2 years, respectively.

4. INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

Investment in BBAM LP

BBAM provides management and administrative services to Fly, including servicing of its aircraft portfolio. On December 28, 2012, the Company sold its 15% interest in BBAM LP to Onex for $49.5 million, which it had initially purchased in April 2010 for $8.75 million. In June 2013, the Company received an additional $1.0 million of proceeds as a result of working capital adjustments pursuant to the purchase and sale agreement.

For the three and nine month periods ended September 30, 2012, the Company recognized $1.8 million and $5.2 million in equity earnings from its investment in BBAM LP, respectively. The Company received distributions of $4.7 million during the nine month period ended September 30, 2012.

Investment in Fly-Z/C LP

The Company has a 57.4% limited partnership interest in Fly-Z/C LP. Summit has a 10.2% interest in the joint venture and the limited partners appointed a subsidiary of BBAM LP as the general partner of the joint venture. For the three and nine month periods ended September 30, 2013, the Company recognized $0.5 million and $1.4 million, respectively, in equity earnings from its investment in Fly-Z/C LP. For the three and nine month periods ended September 30, 2012, the Company recognized $0.1 million and $0.8 million, respectively, in equity earnings from its investment in Fly-Z/C LP. The Company received no distributions during the nine month period ended September 30, 2013. The Company received distributions of $0.5 million during the nine month period ended September 30, 2012.

5. SECURED BORROWINGS

The Company’s secured borrowings, net of unamortized debt discounts, as of September 30, 2013 and December 31, 2012 are presented below:

	Net carrying value as of		Weighted average interest rate (1) as of
	September 30, 2013	December 31, 2012	September 30, 2013	December 31, 2012	Maturity date
	(in thousands)
Notes Payable	$592,168	$639,281	3.54%	3.85%	November 2033
Nord LB Facility	448,689	490,717	4.16%	4.14%	November 2018
BOS Facility	205,857	268,625	5.26%	5.18%	September 2013 – December 2017
Term Loan	365,152	377,646	4.50%	5.75%	August 2018
Fly Acquisition II Facility	160,485	—	4.01%	—	July 2018
Other aircraft secured borrowings	403,647	276,143	5.68%	5.54%	December 2013 – July 2025

Total	$2,175,998	$2,052,412

(1)	Represents the contractual interest rates and effect of derivative instruments, and excludes the amortization of debt discounts and debt issuance costs.

Notes Payable

	Balance as of
	September 30, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance:
Notes issued	$610,591	$660,444
Unamortized discount	(18,423)	(21,163)

Notes payable, net	$592,168	$639,281

On October 2, 2007, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. Interest is payable monthly based on the current one-month LIBOR plus a spread of 0.67%, which includes an amount payable to Ambac Assurance Corporation, the provider of a financial guaranty insurance policy (the “Policy Provider”) that supports payment of interest and, in certain circumstances, principal on the Notes.

Until August 2012, there were scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, all revenues collected during each monthly period have been applied to repay the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the policy provider, interest and interest rate swap payments. The final maturity date of the Notes is November 14, 2033.

In 2009, the Company repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes. In 2011, the Company sold $40.8 million principal amount of these repurchased Notes. During the first quarter of 2012, the Company sold the remaining $106.7 million principal amount of Notes for $87.3 million.

During the nine month periods ended September 30, 2013 and 2012, the Company made principal payments of $49.9 million and $8.7 million, respectively. The payment made in 2012 was net of $0.1 million, which was paid to the Company in respect of the Notes it previously held.

During the nine month period ended September 30, 2013, two aircraft that secured the Notes were sold. During the nine month period ended September 30, 2012, three aircraft were sold and the Company repaid debt of $38.8 million associated with these aircraft. At September 30, 2013, 35 aircraft were financed under this facility.

B&B Air Funding is subject to certain financial and operating covenants. As of September 30, 2013, B&B Air Funding was not in default under the Notes.

In connection with the issuance of the Notes, B&B Air Funding entered into a revolving credit facility (“Note Liquidity Facility”) that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Noteholders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. B&B Air Funding has not drawn on the Note Liquidity Facility.

B&B Air Acquisition Facility

On August 9, 2012, the B&B Air Acquisition Facility, which financed 16 aircraft at that time, was repaid with proceeds from a new Term Loan (see below) and approximately $122.5 million of the Company’s cash. The facility was funded in two tranches, Tranche A and B. Tranche A was senior to Tranche B. Borrowings under the B&B Air Acquisition Facility incurred interest at a rate based on one-month LIBOR plus an applicable margin. The applicable margins for Tranche A and B were 1.50% per annum and 4.00% per annum, respectively.

Nord LB Facility

	Balance as of
	September 30, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance	$461,793	$508,942
Unamortized debt discount	(13,104)	(18,225)

Nord LB Facility balance, net	$448,689	$490,717

At December 31, 2012, 18 aircraft were financed with a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”). During the nine month period ended September 30, 2013, the Company sold one Boeing 737-700 aircraft from the Nord Facility and repaid $13.7 million of debt associated with this aircraft. At September 30, 2013, 17 aircraft remain financed through this facility. In February 2012, the Company completed an extension of the Nord LB Facility to November 2018.

The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. Borrowings are secured by Fly’s equity interest in the subsidiaries which own the financed aircraft, the related leases, maintenance reserves and other deposits. The loans are cross-collateralized and contain cross-default provisions.

The loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. To mitigate its exposure to interest rate fluctuations, the Company has entered into interest rate swap arrangements. The blended weighted average interest rates for the facility, excluding the amortization of debt discounts and debt issuance costs, were 4.16% and 4.14% as of September 30, 2013 and December 31, 2012, respectively. As of September 30, 2013 and December 31, 2012, interest accrued on the facility totaled $0.7 million and $0.9 million, respectively.

The Company pays 95% of lease rentals actually received in the corresponding monthly collection period towards interest and principal. Upon the termination or expiration of a lease, no payments are due under the Nord LB Facility with respect to the outstanding loan amount for that aircraft until the earlier of six months from such termination or expiration or the date the aircraft is re-leased. Interest during this period increases the outstanding balance under the facility. If an aircraft remains off-lease after six months from the termination or expiration, interest must be paid on each payment date. If an aircraft remains off-lease after twelve months, the Company must pay debt service equal to 85% of the lease rate paid under the prior lease agreement. The lenders may require payment in full or foreclose on an aircraft that remains off-lease after 24 months, but the lenders may not foreclose on any other aircraft. During the nine month period ended September 30, 2013, the Company made total principal payments of $34.7 million. During the nine month period ended September 30, 2012, the Company made total principal payments of $46.2 million, which included a $25.0 million principal payment made in connection with the Nord LB Facility extension.

The Nord LB Facility does not contain any financial covenants. However, the Nord LB Facility does contain certain operating covenants relating to the maintenance, registration and insurance of the financed aircraft. The Nord LB Facility also contains certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and re-leasing of the aircraft. As of September 30, 2013, there was no default under the Nord LB Facility.

BOS Facility

	Balance as of
	September 30, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance:
Senior tranches	$184,109	$242,815
Junior tranches	25,187	32,701

Total outstanding principal balance	209,296	275,516
Unamortized debt discount	(3,439)	(6,891)

BOS Facility balance, net	$205,857	$268,625

At December 31, 2012, eleven aircraft were financed through a facility with Bank of Scotland plc and Commonwealth Bank of Australia (“BOS Facility”). Two aircraft were refinanced in May 2013, resulting in repayments of $54.5 million under this facility. At September 30, 2013, nine aircraft remained financed through this facility.

During the nine month period ended September 30, 2012, eight aircraft in the BOS Facility were refinanced resulting in repayments of $164.4 million under this facility. Of these aircraft, six were refinanced with proceeds from a new Term Loan (see below) during the third quarter of 2012. One additional aircraft was refinanced with proceeds of the Term Loan during the fourth quarter of 2012.

The BOS Facility consists of individual loans with respect to each financed aircraft which have maturity dates generally matching the scheduled lease termination dates for the financed aircraft. The loan maturity dates range from 2013 to 2017. Each loan may consist of a senior and junior tranche. The loans are cross-collateralized and effectively cross-defaulted, and the lenders may require payment in full or foreclose on any aircraft in this facility in the event of a default on any loan. In June 2013, the Company started pledging free cash flow from the financed aircraft as additional collateral for the lenders. During the nine month periods ended September 30, 2013 and 2012, the Company made scheduled principal payments totaling $11.7 million and $95.5 million, respectively.

Borrowings under the BOS Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 1.43% for the senior tranche and 2.70% for the junior tranche. As of September 30, 2013 and December 31, 2012, the weighted average interest rates on senior and junior tranche loans, excluding the amortization of debt discounts and debt issuance costs, are presented below:

	As of
	September 30, 2013	December 31, 2012
Fixed rate loans:
Senior tranches	6.22%	5.88%
Junior tranches	7.74%	7.39%
Variable rate loans:
Senior tranches	1.61%	1.64%
Junior tranches	2.88%	2.91%
Facility weighted average interest rate	5.26%	5.18%

As of September 30, 2013 and December 31, 2012, the interest accrued under the BOS Facility totaled $0.2 million and $0.4 million, respectively.

The borrowers in the BOS Facility are subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by them. The BOS Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and future leasing of the aircraft.

On September 17, 2013, the Company received a notice (“Notice”) from the lenders reserving their rights in respect of amounts due under a loan agreement for one aircraft. The maturity date of the loan was September 16, 2013, with a principal balance at maturity of $18.5 million. The Notice purports to reserve the rights of the lenders in respect of their potential remedies under the facility but does not take any other immediate action in respect of the loan or the BOS Facility. The Company is engaged in on-going discussions with the lenders with respect to a potential restructuring and extension of the BOS Facility.

Term Loan

	Balance as of
	September 30, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance	$375,250	$390,062
Unamortized debt discount	(10,098)	(12,416)

Term Loan balance, net	$365,152	$377,646

On August 9, 2012, the Company, through a wholly-owned subsidiary, entered into a $395.0 million senior secured term loan that matures in 2018 (the “Term Loan”) with a consortium of lenders. The Term Loan was originally issued at an offering price of 96% of par value, or a discount of $15.8 million, bearing interest at one month LIBOR plus a margin of 5.50%, with a LIBOR floor of 1.25%. The Term Loan was originally secured by 23 aircraft.

On December 18, 2012, the Company re-priced the Term Loan to reduce the interest rate margin from 5.50% to 4.50%. In conjunction with the re-pricing, the Company paid the lenders a prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.9 million.

On May 21, 2013, the Company completed a second re-pricing of the Term Loan to further reduce the interest rate margin to 3.50% and the LIBOR floor was reduced by 0.25% to 1.00%. In conjunction with this re-pricing, the Company paid the lenders a prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.8 million.

The Term Loan requires quarterly principal payments of 1.25% of the original loan amount. The Company made a principal payment of $14.8 million during the nine month period ended September 30, 2013. In addition, the aggregate principal amount outstanding as measured on a quarterly basis must not exceed 67.5% of the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers (“LTV Maintenance Test”). The Company is required to seek new appraisals semi-annually. As of September 30, 2013, there was no breach of the LTV Maintenance Test.

Until May 2014, the Term Loan can be prepaid in part or in whole for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in part or in whole for an amount equal to 100% of the outstanding principal amount being repaid.

Borrowings under the Term Loan are secured by the Company’s equity interests in the aircraft owning and leasing subsidiaries, the aircraft and related leases and other deposits. The loan is fully guaranteed by the Company on a recourse basis. The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed by the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the sale, removal or substitution of an aircraft.

There are no financial covenants in the Term Loan. However, the subsidiaries are subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by them. The Term Loan also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and leasing of aircraft. The Company may substitute an aircraft with an appraised value equal to or greater than the subject aircraft provided certain other conditions, including the LTV Maintenance Test and concentration criteria, are met under the Term Loan.

During the first quarter of 2013, the Company sold one aircraft financed through the Term Loan. During the third quarter of 2013, the Company purchased one Boeing 737-800 aircraft using a combination of unrestricted cash and proceeds from the sale of the aircraft previously financed under this facility. The acquired aircraft replaced the aircraft that was sold as collateral under this facility. As of September 30, 2013, 23 aircraft were financed under the Term Loan.

As of September 30, 2013, there was no default under the Term Loan.

Fly Acquisition II Facility

	Balance as of
	September 30, 2013	December 31, 2012
	(in thousands)
Outstanding principal balance	$160,485	$—

On November 7, 2012, the Company, through a wholly-owned subsidiary entered into a senior secured revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $250.0 million for an availability period of two years followed by a three year term, with an original maturity date of November 7, 2017.

On July 3, 2013, the Company increased total commitments under the Fly Acquisition II Facility up to $450.0 million. The availability period was extended to July 3, 2015. The availability period will be followed by a three-year term period, with a final maturity date of July 3, 2018. The Company pays a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of their commitment which accrues during the availability period. The applicable margin has been reduced by 0.50% to 3.25% during the availability period, stepping up to 3.75%, 4.25% and 4.75% in each subsequent year during the term period.

During the nine month period ended September 30, 2013, the Company purchased five Boeing 737-800 aircraft manufactured in 2013 using a combination of unrestricted cash and $161.6 million drawn under the Fly Acquisition II Facility. In addition, the Company refinanced two aircraft originally financed under the BOS Facility using a combination of unrestricted cash and $44.4 million drawn under the Fly Acquisition II Facility during the first quarter of 2013. During the third quarter of 2013, these two aircraft were refinanced out of this facility, resulting in repayments of $43.8 million. At September 30, 2013, five aircraft were financed through this facility.

In October 2013, the Company purchased one Boeing 737-800 aircraft manufactured in 2013. To finance the acquisition, the Company used a combination of unrestricted cash and $34.0 million drawn under the Fly Acquisition II Facility.

The borrowing base for each aircraft in the portfolio is equal to 72.5% of the lower of the (x) purchase price depreciated on a straight line basis assuming a 25-year useful life of the aircraft and (y) the lower of the current market value or base value appraisal. The outstanding aggregate amount of loans under the facility cannot exceed the sum of (x) the aggregate borrowing base of all aircraft and (y) if there is an event of default in respect of the borrowing base or if certain concentration criteria are not met at the end of the availability period, then 50% of maintenance reserves paid with respect to the aircraft and pledged to the lenders. Aircraft financed under the Fly Acquisition II Facility may not be more than eight years of age at the time of such funding.

During the availability period, the Company is required to make monthly principal payments equal to the aggregate outstanding principal amount of the loans less 72.5% of the aggregate purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life of the aircraft.

The Company may make voluntary prepayments under the Fly Acquisition II Facility. In addition, the Company is required to make partial prepayments with any proceeds from the sale of aircraft and all insurance and other proceeds received with respect to any event of total loss of an aircraft.

Borrowings are secured by the beneficial interests in the aircraft owning and leasing subsidiaries, the aircraft and related leases, certain cash collateral and other deposits. In addition, the Company is required to maintain cash collateral equal to 2% of the aggregate outstanding principal balance of the loans. If there is an event of default in respect of the borrowing base or if certain concentration criteria are not met at the end of the availability period, then all of the maintenance reserves to be paid in respect of the financed aircraft following the occurrence of such event will be pledged to the lenders. Upon the occurrence of an event of default in respect of the borrowing base, the Company will also be required to pledge to the lenders all maintenance reserves deemed to have been received in respect of the financed aircraft prior to such event of default.

The Company is subject to certain operating covenants relating to the maintenance, registration and insurance of the acquired aircraft as well as the servicing and management of such aircraft, including maintaining certain lease concentration limits and the disposition of aircraft.

As of September 30, 2013, there was no default under the Fly Acquisition II Facility.

Other Aircraft Secured Borrowings

In addition to the debt financings described above, the Company has entered into and may periodically enter into additional borrowings to finance the acquisition of aircraft. These borrowings are usually structured as individual loans that are secured by pledges of the Company’s rights, title and interest in the financed aircraft and related leases. The maturity date on each loan generally matches the corresponding lease expiration date. The Company makes scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. The Company made principal payments totaling $19.2 million and $15.1 million during the nine month periods ended September 30, 2013 and 2012, respectively.

These loans contain customary covenants relating to the maintenance, registration and insurance of the financed aircraft, as well as restrictions on the Company’s activities, including investments and other activities of the borrowers and restrictions on the granting of liens or other security interests in the aircraft. These loans also contain certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition of aircraft and re-leasing of the aircraft. None of these loans include any financial covenants. The Company was not in default under any of these debt financings at September 30, 2013.

In July 2013, the Company acquired a Boeing 777-300ER aircraft with proceeds from secured, recourse debt financing.

As of September 30, 2013, other aircraft secured debt borrowings include: (i) two loans financing three aircraft that were assumed with the acquisition of the GAAM Portfolio, (ii) three loans that were arranged in connection with the re-lease of aircraft and (iii) twelve loans that were arranged in connection with the purchase of additional aircraft. In connection with the sale of six aircraft during the first quarter of 2013, the buyer assumed the obligations under the GAAM Facility No. 1.

As of September 30, 2013 and December 31, 2012, interest accrued on these loans totaled $1.3 million and $1.0 million, respectively.

The following table contains a summary of the key terms related to these other aircraft secured debt borrowings:

	Number of Aircraft Financed	Principal Balance Outstanding as of		Weighted Average Interest Rates (1)	Maturity Date
		September 30, 2013	December 31, 2012
	(in thousands)
GAAM Facility No. 1 (2)	—	$—	$42,090	—	—
GAAM Facility No. 2	2	29,744	31,630	6.30%	August 2014 – December 2015
GAAM Notes Payable (3)	4	61,215	65,298	4.61%	December 2015 – January 2018
Aircraft Notes Payable (4)	12	313,352	141,357	5.83%	December 2013 – July 2025

Total outstanding principal balance		$404,311	$280,375
Unamortized debt discount (2) (3)		(664)	(4,232)

Other aircraft secured borrowings balance, net		$403,647	$276,143

(1)	Represents the contractual interest rates.
(2)	In connection with the sale of the six aircraft financed by this facility in March 2013, the buyer assumed the debt facility which had an outstanding balance of $38.5 million, net of unamortized discount of $2.9 million. As of December 31, 2012, the unamortized discount associated with this facility totaled $3.2 million.
(3)	Includes four loans financing four aircraft. As of September 30, 2013 and December 31, 2012, the unamortized discount associated with one of the GAAM Notes Payable totaled $0.7 million and $1.0 million, respectively.
(4)	Includes twelve loans arranged in connection with the purchase of aircraft.

Other Secured Borrowing

The Company had an $85.0 million credit facility agreement with an international commercial bank. The outstanding principal balance of $34.5 million was fully repaid during the first quarter of 2012.

6. DERIVATIVES

Derivatives are used by the Company to manage its exposure to identified risks, such as interest rate and foreign currency exchange fluctuations. The Company uses interest rate swap contracts to hedge variable interest payments due on loans associated with aircraft with fixed rate rentals. The swap contracts allow the Company to pay fixed interest rates and receive variable interest rates with the swap counterparty based on the one-month LIBOR on the notional amounts over the life of the contracts. The notional amounts decrease over time. As of September 30, 2013 and December 31, 2012, the Company had interest rate swap contracts with notional amounts aggregating $1.5 billion and $933.3 million, respectively. Six of the interest rate swap contracts were assumed in connection with the acquisition of the GAAM Portfolio. The unrealized fair market value gain on the interest rate swap contracts, reflected as derivative assets, was $4.9 million September 30, 2013. The unrealized fair market value loss on the interest rate swap contracts, reflected as derivative liabilities, was $30.4 million and $47.5 million as of September 30, 2013 and December 31, 2012, respectively.

To mitigate its exposure to foreign currency exchange fluctuations, the Company enters into cross currency coupon swap contracts in conjunction with leases in which a portion or all of the lease rentals are denominated in a currency other than U.S. dollars (“USD”). Pursuant to such cross currency swaps, the Company receives USD based on a fixed conversion rate through the maturity date of the respective swap contract. As of September 30, 2013 and December 31, 2012, the Company had one and four cross currency swap contracts that were assumed in connection with the acquisition of the GAAM Portfolio, respectively. The unrealized fair market value gain on the Euro cross currency swap contracts, reflected as a derivative asset, was $0.3 million as of December 31, 2012. The unrealized fair market value loss on the Australian dollar (“AUD”) cross currency swap contracts, reflected as derivative liabilities, was $0.2 million and $1.4 million as of September 30, 2013 and December 31, 2012, respectively.

The Company determines the fair value of derivative instruments using a discounted cash flow model. The model incorporates an assessment of the risk of non-performance by the swap counterparty in valuing derivative assets and an evaluation of the Company’s credit risk in valuing derivative liabilities.

The Company considers in its assessment of non-performance risk, if applicable, netting arrangements under master netting agreements, any collateral requirement, and the derivative payment priority in the Company’s debt agreements. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

Designated Derivatives

The Company’s interest rate derivatives have been designated as cash flow hedges. The effective portion of changes in fair value of these derivatives are recorded as a component of accumulated other comprehensive income, net of a provision for income taxes. Changes in the fair value of these derivatives are subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. For the three and nine month periods ended September 30, 2013, the Company recorded a net unrealized loss of $4.7 million and a net unrealized gain of $14.6 million, after the applicable net tax benefit of $0.4 million and net tax expense of $3.2 million, respectively. For the three and nine month periods ended September 30, 2012, the Company recorded a net unrealized loss of $2.3 million and a net unrealized gain of $4.1 million, after the applicable net tax benefit of $0.2 million and net tax expense of $0.7 million, respectively.

As of September 30, 2013, the Company had the following designated derivative instruments classified as derivative assets on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Market Value of Derivative Asset	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Asset	Deferred Tax Expense	Gain Recognized in Accumulated Comprehensive Loss	Loss Recognized into Earnings
Interest rate swap contracts	26	10/15/2017 - 11/14/2018	0.89% - 1.83%	$413,561	$5,166	$(121)	$5,045	$(658)	$4,387	$—
Accrued interest				—	(143)	—	(143)	—	—	—

Total – designated derivative assets	26			$413,561	$5,023	$(122)	$4,902	$(658)	$4,387	$—

As of September 30, 2013, the Company had the following designated derivative instruments classified as derivative liabilities on the balance sheet (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Deferred Tax Benefit	Loss Recognized in Accumulated Comprehensive Loss	Gain Recognized into Earnings
Interest rate swap contracts	12	1/14/2015 – 9/27/2025	1.00% - 6.22%	$701,533	$(30,848)	$1,257	$(29,591)	$3,659	$(25,614)	$59
Accrued interest				—	(803)	—	(803)	—	—	—

Total – designated derivative liabilities	12			$701,533	$(31,651)	$1,257	$(30,394)	$3,659	$(25,614)	$59

During the first quarter of 2013, the Company entered into an interest rate cap agreement which expires on August 11, 2014. The agreement limits the maximum LIBOR exposure on certain loan advances with an aggregate notional balance of $356.5 million to 1.25%. The Company paid a fee of $0.1 million which will be amortized over the term of the agreement. As of September 30, 2013, the designated derivative instrument, classified as a derivative asset, had an insignificant fair market value.

Undesignated Derivatives

Cross currency swap contracts assumed in connection with the acquisition of the GAAM Portfolio have historically qualified for hedge accounting treatment. However, due to foreign currency exchange rates of the underlying contracts being different from market rates at the acquisition date, these contracts no longer qualified for hedge accounting treatment and were de-designated. Changes in the fair value of these derivatives are recorded directly into income.

As of September 30, 2013, the Company had the following undesignated derivative liability (dollar amounts in thousands):

Type	Quantity	Maturity Dates	Hedge Interest Rates	Contracted Fixed Conversion Rate to U.S. Dollar	Swap Contract Notional Amount	Fair Market Value of Derivative Liability	Credit Risk Adjustment	Adjusted Fair Market Value of Derivative Liability	Gain Recognized into Earnings
Cross currency swap contracts	1	01/23/2014	—	$1AUD to 0.7803	$370	$(256)	$1	$(255)	$1,178

Total – undesignated derivative liabilities	1				$370	$(256)	$1	$(255)	$1,178

Terminated Derivatives

In 2010 and 2011, the Company terminated two interest rate swap contracts and received settlement proceeds totaling $2.1 million which are being amortized as a reduction to interest expense over the original term of the contracts.

In connection with the sale of six aircraft by the Company during the first quarter of 2013, the buyer assumed the underlying debt financing and derivative contracts associated with the aircraft. As of the disposal date, the derivative contracts were classified as derivative liabilities and had a negative fair market value of $5.0 million.

In connection with three cross currency and one interest rate swap contracts that expired or terminated, the Company recognized net fair value losses totaling $0.2 million during the nine month period ended September 30, 2013.

In connection with the final repayment of the B&B Air Acquisition Facility, the Company terminated eleven swaps associated with the facility and recognized a loss of $32.3 million during the three month period ended September 30, 2012.

7. SHARE-BASED COMPENSATION

On April 29, 2010, the Company adopted the 2010 Omnibus Incentive Plan (“2010 Plan”) and reserved 1,500,000 shares for issuance under the 2010 Plan. The 2010 Plan permits the grant of (i) SARs; (ii) RSUs; (iii) nonqualified stock options; and (iv) other stock-based awards. As of September 30, 2013 and December 31, 2012, the Company had made grants aggregating 1,500,000 shares under the 2010 Plan, respectively.

A summary of the Company’s SAR activity for the nine month period ended September 30, 2013 is presented below:

	Number of shares	Weighted average exercise price
Outstanding at December 31, 2012	892,004	$12.74
SARs granted	—	—
SARs exercised	(3,370)	$12.42
SARs canceled or forfeited	—	—

Outstanding at September 30, 2013	888,634	$12.74
Exercisable at September 30, 2013	650,116	$12.72

A summary of the Company’s RSU activity for the nine month period ended September 30, 2013 is presented below:

	Number of shares	Weighted average grant date fair value
Outstanding and unvested at December 31, 2012	284,014	$12.88
RSUs granted	—	—
RSUs vested	(122,534)	12.98
RSUs canceled or forfeited	—	—

Outstanding and unvested at September 30, 2013	161,480	$12.81

At September 30, 2013 and December 31, 2012, unvested RSUs and SARs had a weighted average remaining vesting term of nine months and 12 months, respectively.

Valuation Assumptions

The Company uses the Black-Scholes option pricing model to determine the fair value of SARs. The fair value of SARs expected to vest is estimated on the date of grant, or if applicable, on the measurement date using the following assumptions:

	Three months ended September 30, 2013	Three months ended September 30, 2012	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Risk-free interest rate	0.90% – 2.36%	0.90% – 2.73%	0.90% – 2.36%	0.90% – 2.73%
Volatility	52% – 63%	55% – 70%	52% – 63%	55% – 70%
Expected life	6 – 9 years	6 – 10 years	6 – 9 years	6 – 10 years

Share-based compensation expense related to SARs and RSUs is recorded as a component of selling, general and administrative expenses, and totaled ($0.2) million and $2.3 million for the three and nine month periods ended September 30, 2013, respectively. Share-based compensation expense totaled $1.5 million and $3.1 million for the three and nine month periods ended September 30, 2012, respectively. Unamortized share-based compensation expense totaled $1.1 million and $2.6 million at September 30, 2013 and December 31, 2012, respectively.

8. INCOME TAXES

Fly is a tax resident of Ireland and has wholly-owned subsidiaries in Ireland, France, Luxembourg, Australia, Singapore and Labuan that are tax residents in those jurisdictions. In general, Irish resident companies pay corporation tax at the rate of 12.5% on trading income and 25.0% on non-trading income. In calculating net trading income, Fly and its Irish tax resident subsidiaries are entitled to a deduction for trading expenses and tax depreciation on their aircraft. In addition, repatriated earnings and any undistributed earnings from the Company’s Cayman and Australian subsidiaries will be taxed at 25.0% and 12.5% tax rates, respectively. Fly’s French resident subsidiaries pay a corporation tax of 33.33%, Fly’s Luxembourg resident subsidiary pays a corporation tax of 28.8% and Fly’s Australian resident subsidiaries pay a corporation tax of 30.0%.

The Company’s tax provision for the nine month period ended September 30, 2012 also included U.S. federal and state taxes on its share of BBAM LP’s taxable income sourced in the U.S. BBAM LP operates in jurisdictions in which it, rather than its partners, is responsible for the taxes levied. These taxes were included in BBAM LP’s results and were reflected in the Company’s equity earnings from BBAM LP.

Income tax expense by jurisdiction is shown below:

	Three months ended September 30, 2013	Three months ended September 30, 2012	Nine months ended September 30, 2013	Nine months ended September 30, 2012
	(Dollars in thousands)
Current tax expense:
Ireland	$(230)	$32	$513	$98
France	9	(31)	12	12
Luxembourg	46	17	128	17
United States	(1,131)	800	(1,131)	1,678

Current tax expense — total	(1,306)	818	(478)	1,805

Deferred tax expense:
Ireland	1,857	(3,842)	6,092	636
France	26	(8)	(11)	(6)
Australia	238	977	965	2,396
United States	—	62	—	123

Deferred tax expense — total	2,121	(2,811)	7,046	3,149

Provision for income taxes	$815	$(1,993)	$6,568	$4,954

In the three and nine month periods ended September 30, 2013, the Company recognized a tax benefit of $1.1 million related to U.S. Federal and State taxes resulting from the re-allocation of BBAM LP’s U.S. sourced income amongst its partners. Although under current tax rules in Ireland, the Company is allowed to carry forward its net operating losses for an indefinite period to offset any future income, it has recorded a valuation allowance of $2.1 million for the three and nine month periods ended September 30, 2013.

The Company had no unrecognized tax benefits as of September 30, 2013 and December 31, 2012. The principal components of the Company’s net deferred tax asset (liability) were as follows:

	September 30, 2013	December 31, 2012
	(Dollars in thousands)
Deferred tax asset:
Net operating loss carry forwards	$184,636	$165,397
Deductible intra-group interest	9,917	8,663
Net unrealized losses on derivative instruments	2,921	6,928
Basis difference on acquisition of GAAM Australian assets	14,409	16,493
Other	212	61
Valuation allowance	(24,597)	(24,588)

Total deferred tax asset	187,498	172,954

Deferred tax liability:
Excess of tax depreciation over book depreciation	(162,644)	(137,509)
Book/tax differences identified in connection with GAAM Portfolio acquisition:
Debt	(2,305)	(4,324)
Security deposits and maintenance reserve liability	(401)	(551)
Lease premiums, net	(149)	(307)
Net earnings of non-European Union member subsidiaries	(20,404)	(20,813)

Total deferred tax liability	(185,903)	(163,504)

Deferred tax asset, net	$1,595	$9,450

The Company had recorded valuation allowances against a deferred tax asset in connection with the acquisition of GAAM’s Australian assets. In connection with the sale of aircraft owned by a wholly-owned Australian subsidiary, the Company generated capital gains and has determined it can now utilize a portion of the deferred tax asset.

The Company records valuation allowances to reduce deferred tax assets to the extent it believes it is more likely than not that a portion of such assets will not be realized. In making such determinations, the Company considers all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and its ability to carry back losses to prior years. The Company is required to make assumptions and judgments about potential outcomes that may be outside its control. Critical factors include the projection, source, and character of future taxable income. Although realization is not assured, the Company believes it is more likely than not that deferred tax assets, net of valuation allowance, will be realized. The amount of deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward periods are reduced or current tax planning strategies are not implemented. At September 30, 2013 and December 31, 2012, the Company had a valuation allowance of $24.6 million, respectively.

9. SHAREHOLDERS’ EQUITY

The Company had a $25.0 million share repurchase program which expired in May 2013. On May 1, 2013, the Company’s Board of Directors approved a new $30.0 million share repurchase program expiring in May 2014. Under this program, the Company may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

No shares were repurchased during the nine month periods ended September 30, 2013 and 2012. During the nine month period ended September 30, 2013, the Company issued 123,177 shares in connection with RSUs that vested and SARs that were exercised.

In July 2013, the Company sold 13,142,856 common shares in the form of ADSs at a price of $14.00 per ADS in an underwritten public offering generating net proceeds of approximately $172.6 million. As of September 30, 2013, there were 41,306,338 shares outstanding.

10. EARNINGS PER SHARE

SARs and RSUs granted by the Company that contain non-forfeitable rights to receive dividend equivalents are deemed participating securities. Net income available to common shareholders is determined by reducing the Company’s net income for the period by dividend equivalents paid on vested SARs and RSUs during the period.

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period, excluding the effect of any anti-dilutive securities. The Company had no anti-dilutive SARs during the nine month period ended September 30, 2013. As of September 30, 2012, 232,821 SARs were excluded from the calculation of dilutive earnings per share as they were anti-dilutive.

The following table sets forth the calculation of basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
	(Dollars in thousands, except share and per share data)
Numerator
Net income (loss)	$304	$(29,439)	$39,064	$16,677
Less: Dividend equivalents paid on vested RSUs and SARs	(151)	(78)	(806)	(357)

Net income (loss) available to common shareholders	$153	$(29,517)	$38,258	$16,320

Denominator
Weighted average shares outstanding-Basic	38,797,022	25,769,115	31,711,440	25,750,811
Dilutive common equivalent shares:
RSUs	120,568	—	98,178	160,042
SARs	4,372	—	11,500	4,257

Weighted average shares outstanding-Diluted	38,921,962	25,769,115	31,821,118	25,915,110
Earnings (loss) per share:
Basic	$0.00	$(1.15)	$1.21	$0.63
Diluted	$0.00	$(1.15)	$1.20	$0.63

11. COMMITMENTS AND CONTINGENCIES

From time to time, the Company contracts with third-party service providers to perform maintenance or overhaul activities on its off-lease aircraft.

12. RELATED PARTY TRANSACTIONS

Fly has no employees and has outsourced the daily operations of the Company by entering into management, servicing and administrative agreements (the “Agreements”) with BBAM. Services to be rendered under these agreements include acquiring and disposing of aircraft; marketing of aircraft for lease and re-lease; collecting rent and other payments from the lessees; monitoring maintenance, insurance and other obligations under the leases; enforcing the Company’s rights under the lease terms; and maintaining the books and records of the Company and its subsidiaries. The Manager manages the Company under the direction of its chief executive officer and chief financial officer. Pursuant to the terms of the Agreements, certain fees and expenses that may be payable to the Manager may be reduced for any like payments made to other BBAM affiliates.

BBAM received base and rent fees pursuant to the Agreements in amounts totaling $3.1 million and $3.2 million for the three month periods ended September 30, 2013 and 2012, respectively. For the nine month periods ended September 30, 2013 and 2012, base and rent fees incurred totaled $8.8 million and $9.5 million, respectively. BBAM also received administrative fees from aircraft owning subsidiaries of the Company totaling $0.4 million and $0.5 million for the three month periods ended September 30, 2013 and 2012, respectively. For the nine month periods ended September 30, 2013 and 2012, BBAM received administrative fees of $1.4 million and $1.3 million, respectively.

For the three and nine month periods ended September 30, 2013, the Company incurred $4.4 million and $6.4 million of origination fees for newly acquired aircraft, respectively. For the three and nine month periods ended September 30, 2012, the Company incurred $0.5 million and $0.9 million, respectively, of origination fees in connection with the acquisition of aircraft during the respective periods. For the three and nine month periods ended September 30, 2013, fees of $0.4 million and $2.0 million were incurred for disposed aircraft, respectively. For the three and nine month periods ended September 30, 2012, fees of $0.7 million were incurred for disposed aircraft.

The Company makes quarterly payments to the Manager as compensation for providing the chief executive officer, the chief financial officer and other personnel, and for certain corporate overhead costs related to Fly (“Management Expenses”), subject to adjustments tied to the Consumer Price Index. The amount is also subject to adjustment by notice from the Manager and the approval of the independent members of the Company’s board of directors. For the three month periods ended September 30, 2013 and 2012, the Company incurred $2.6 million of Management Expenses for each period. For the nine month periods ended September 30, 2013 and 2012, the Company incurred $7.8 million and $7.7 million of Management Expenses, respectively.

In connection with the Term Loan, the Company also paid to the Manager a one-time origination fee of $0.6 million during the nine month period ended September 30, 2012.

At September 30, 2013 and December 31, 2012, the Manager incurred reimbursable expenses totaling $0.3 million and $0.5 million, respectively, in connection with the performance of its services, which are payable by the Company.

In connection with the Company’s underwritten public offering in July 2013, the Company sold 142,857 common shares in the form of ADSs to certain officers and directors of Fly and BBAM LP at a price of $14.00 per ADS, generating proceeds of $2.0 million.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities recorded at fair value on a recurring basis in the consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. The hierarchy levels established by FASB give the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are disclosed by level within the following fair value hierarchy:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 —  Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and secured borrowings. Fair value is defined as the price at which an asset could be exchanged in a current transaction between knowledgeable, willing and able parties. A liability’s fair value is defined as the amount that would be paid to transfer the liability to a new obligor, not the amount that would be paid to settle the liability with the creditor.

The fair value of the Company’s cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying value. (The fair values of cash, restricted cash and cash equivalents are a Level 1 hierarchy. The fair values of accounts receivable and accounts payable are Level 2 hierarchy.) Where available, the fair value of the Company’s notes payable and debt facilities are based on observable market prices or parameters or derived from such prices or parameters (Level 2). Where observable prices or inputs are not available, valuation models are applied, using the net present value of cash flow streams over the term using estimated market rates for similar instruments and remaining terms (Level 3). These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity. The Company determines the fair value of its derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility.

The Company also measures the fair value for certain assets and liabilities on a non-recurring basis, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable. Assets subject to these measurements include Fly’s investments in unconsolidated affiliates and flight equipment held for operating leases. Fly accounts for its investments in unconsolidated affiliates under the equity method and records impairment when its fair value is less than its carrying value (Level 3). For the three and nine month periods ended September 30, 2013 and 2012, no impairment was recorded by the Company in regards its investments in unconsolidated affiliates.

The Company records flight equipment at fair value when the carrying value may not be recoverable. Such fair value measurements are based on management’s best estimates and judgment, and uses Level 3 inputs which include assumptions as to future cash proceeds from the leasing and eventual disposition of the aircraft. For the three and nine month periods ended September 30, 2013 and 2012, no impairment was recorded by the Company with respect to its flight equipment held for operating lease.

The carrying amounts and fair values of the Company’s financial instruments are as follows:

	September 30, 2013		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)
Notes payable	$592,168	$540,373	$639,281	$587,795
Nord LB Facility	448,689	448,689	490,717	490,717
BOS Facility	205,857	179,877	268,625	266,794
Term Loan	365,152	379,003	377,646	397,864
Fly Acquisition II Facility	160,485	160,485	—	—
Other aircraft secured debt	403,647	403,647	276,143	275,122
Derivative asset	4,902	4,902	319	319
Derivative liabilities	30,649	30,649	48,967	48,967

As of September 30, 2013 and December 31, 2012, the categorized asset and liabilities measured at fair value on a recurring basis, based upon the lowest level of significant inputs to the valuations are as follows:

	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)
September 30, 2013:
Derivative asset	—	$4,902	—	$4,902
Derivative liabilities	—	30,649	—	30,649
December 31, 2012:
Derivative asset	—	$319	—	$319
Derivative liabilities	—	48,967	—	48,967

14. SUBSEQUENT EVENTS

In October 2013, the Company purchased one Boeing 737-800 aircraft manufactured in 2013. To finance the acquisition, the Company used a combination of unrestricted cash and $34.0 million drawn under the Fly Acquisition II Facility. In addition, the Company purchased a new Boeing 787-8 aircraft with secured, non-recourse debt financing and unrestricted cash.

On October 14, 2013, the Company declared a dividend of $0.22 per share or approximately $9.1 million, payable on November 19, 2013 to shareholders of record at October 30, 2013. The board of directors of the Company approved an increase in the Company’s dividend to $0.25 per share starting with the dividend to be declared in respect of the fourth quarter of 2013.

Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our (i) consolidated financial statements and related notes included elsewhere in this Interim Report and (ii) Annual Report on Form 20-F for the year ended December 31, 2012. The consolidated financial statements have been prepared in accordance with U.S. GAAP and are presented in U.S. dollars. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control. See “Preliminary Note”.

Overview

Fly Leasing Limited is a Bermuda exempted company that was incorporated on May 3, 2007, under the provisions of Section 14 of the Companies Act 1981 of Bermuda. We are principally engaged in purchasing commercial aircraft which we lease under multi-year contracts to a diverse group of airlines throughout the world.

Although we are organized under the laws of Bermuda, we are a resident of Ireland for tax purposes and are subject to Irish corporation tax on our income in the same way, and to the same extent, as if we were organized under the laws of Ireland.

For the three and nine month periods ended September 30, 2013, we had net income of $0.3 million and $39.1 million, respectively, or diluted earnings per share of $0.00 and $1.20, respectively. Total revenues were $79.1 million and $284.0 million, which included end of lease revenue of $17,000 and $47.6 million, for the three and nine month periods ended September 30, 2013, respectively. Total expenses for the three and nine month periods ended September 30, 2013 totaled $78.0 million and $238.4 million, respectively.

Net cash flows provided by operating activities for the nine month period ended September 30, 2013 totaled $135.1 million. Net cash flow used in investing activities was $391.8 million, and net cash provided by financing activities was $300.5 million for the nine month period ended September 30, 2013. We paid $22.3 million in dividends and dividend equivalents associated with stock-based compensation awards during the nine month period ended September 30, 2013.

In July 2013, we sold 13,142,856 common shares in the form of ADSs at a price of $14.00 per ADS, generating net proceeds of approximately $172.6 million.

Impact of GAAM Portfolio Acquisition

On October 14, 2011, we completed the acquisition of the GAAM Portfolio and assumed approximately $1.2 billion of secured, non-recourse debt financing. Because the majority of GAAM’s debt was entered into during a period of favorable market conditions which provided for lower borrowing margins and higher loan-to-value ratios than are currently available, we recorded GAAM’s debt on our balance sheet at a fair value that was lower than its face value. This difference is being amortized into interest expense for the remaining terms of the debt facilities, resulting in higher interest expense than our cash interest payments.

We also evaluated whether the leases acquired with the aircraft in the GAAM Portfolio were at fair market value by comparing the contractual lease rates to the range of current lease rates of like aircraft. We recognized a lease premium when we determined that an acquired lease’s terms were above market value and a lease discount when the acquired lease’s terms were below fair market value. Lease discounts are capitalized into other liabilities and accreted as additional rental revenue on a straight-line basis over the lease term. Lease premiums are capitalized into other assets and amortized against rental revenue on a straight-line basis over the lease term. In the aggregate, lease premiums exceeded lease discounts, and the amortization of these lease premiums reduces our reported operating lease revenues for the remaining terms of such leases.

The following table shows the impact of the amortization of debt discounts, lease premiums and certain other items for the three months ending December 31, 2013 and for the succeeding five years. This table reflects our current portfolio and debt facilities. The amortization amounts for each applicable period may change for a number of reasons, including, among other things, aircraft dispositions, debt repayments and refinancings.

	Three months ending December 31,	Year ended December 31,
	2013	2014	2015	2016	2017	2018
	(in thousands)
Amortization of GAAM purchase accounting adjustments:
Amortization of fair value lease premiums and discounts, net	$413	$883	$67	$—	$—	$—
Amortization of fair value debt discounts	2,036	6,540	3,724	2,487	2,170	1,716

Total amortization of GAAM purchase accounting adjustments	$2,449	$7,423	$3,791	$2,487	$2,170	$1,716

Market Conditions

As we move into the slower winter months, the airline industry continues to perform well. Capacity factors are near all-time highs and airlines are expected to generate more profits in 2013 than they did in 2012. However, profits are not uniformly distributed among airlines and certain airlines, particularly smaller airlines and start-up carriers, continue to struggle financially. These lessees may be unable to make lease rental and other payments on a timely basis.

Contributing to the volatility of the aircraft leasing market conditions are macro-economic factors and political trends. There continues to be an overall positive trend in world air traffic demand which we believe will drive growth in the aircraft leasing market in the long-term. Aircraft demand continues to increase each year, with aircraft manufacturers increasing their production rates to meet this demand. Currently, leased aircraft make up approximately 40% of the worldwide commercial jet aircraft fleet that is in service and this percentage is expected to increase to 50% by 2020.

Critical Accounting Policies and Estimates

Fly prepares its consolidated financial statements in accordance with U.S. GAAP, which requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, investments, deferred assets, accruals and reserves. We utilize third party appraisers and industry valuation professionals, where possible, to support estimates, particularly with respect to flight equipment. Despite our best efforts to accurately estimate such amounts, actual results could differ from those estimates. We have made no significant changes in our critical accounting policies and significant estimates from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2012.

Operating Results

Management’s discussion and analysis of operating results presented below pertain to the consolidated statements of operations of Fly for the three month periods ended September 30, 2013 and 2012.

Consolidated Statements of Income of Fly for the three months ended September 30, 2013 and 2012

	Three months ended September 30, 2013	Three months ended September 30, 2012
	(Dollars in thousands)
Revenues
Operating lease revenue	$78,369	$84,443
Equity earnings from unconsolidated subsidiaries	474	1,852
Loss on sale of aircraft	(47)	—
Interest and other income	319	113

Total revenues	79,115	86,408

Expenses
Depreciation	36,908	34,302
Interest expense	30,016	36,045
Selling, general and administrative	8,105	11,435
Ineffective, dedesignated and terminated derivatives	(160)	32,580
Debt extinguishment costs	564	—
Maintenance and other costs	2,563	3,478

Total expenses	77,996	117,840

Net income (loss) before provision for income taxes	1,119	(31,432)
Provision (benefit) for income taxes	815	(1,993)

Net income (loss)	$304	$(29,439)

As of September 30, 2013 and 2012, we had 107 and 110 aircraft in our portfolio, respectively. As of September 30, 2013, we had 104 aircraft on lease to 56 lessees, compared to September 30, 2012, when 105 of our aircraft were on lease to 53 lessees.

	Three months ended September 30,		Increase/ Decrease
	2013	2012
	(Dollars in thousands)
Operating lease revenue:
Basic rent	$81,747	$82,466	$(719)
End of lease revenue	17	5,849	(5,832)
Lease incentives	(2,385)	(1,930)	(455)
Other	(1,010)	(1,942)	932

Total operating lease revenue	$78,369	$84,443	$(6,074)

Rental revenues received from operating leases are recognized on a straight-line basis over the respective lease terms. For the three month period ended September 30, 2013, operating lease revenue totaled $78.4 million, a decrease of $6.1 million as compared to the three month period ended September 30, 2012. The decrease was primarily due to (i) a decrease of $5.8 million in end of lease income, (ii) a decrease of $4.6 million due to lease remarketing and aircraft off-lease and (iii) a decrease of $5.0 million due to aircraft sold in 2012 and 2013. These decreases were partially offset by additional revenue of $9.4 million from aircraft acquired in 2012 and 2013.

For the three month periods ended September 30, 2013 and 2012, we recorded equity earnings from an unconsolidated subsidiary of $0.5 million and $1.9 million, respectively. We have a 57.4% interest in Fly-Z/C LP. On December 28, 2012 we sold our 15% interest in BBAM LP. Our equity earnings from BBAM LP were $1.8 million for the three month period ended September 30, 2012.

During the three month period ended September 30, 2013, we sold one aircraft and recognized loss on sale of aircraft of $47,000. No aircraft were sold during the three month period ended September 30, 2012.

Depreciation expense increased $2.6 million during the three month period ended September 30, 2013 to $36.9 million, compared to $34.3 million for the three month period ended September 30, 2012. The increase was primarily due to depreciation on aircraft acquisitions and improvements made, partially offset by depreciation on aircraft we sold.

Interest expense was $30.0 million and $36.0 million for the three month periods ended September 30, 2013 and 2012, respectively. The decrease of $6.0 million was primarily due to (i) debt repayments made in 2013 and 2012, (ii) lower interest rates from re-financings completed in 2013 and 2012 and (iii) re-pricing of the Term Loan. This decrease was partially offset by interest on new borrowings.

Selling, general and administrative expenses were $8.1 million and $11.4 million for the three month periods ended September 30, 2013 and 2012, respectively, a decrease of $3.3 million. The reduction was primarily due to: (i) decrease in share based compensation of $1.7 million and (ii) decrease in professional fees and expenses of approximately $1.6 million.

In connection with the repayment of the amounts outstanding under the B&B Air Acquisition Facility during the three month period ended September 30, 2012, we terminated eleven swaps associated with the facility and recognized swap breakage costs of $32.3 million. We also had unrealized losses on derivatives of $0.3 million resulting from fair market value changes to our ineffective hedge and de-designated derivative instruments. These expenses are reflected as ineffective de-designated and terminated derivatives.

Maintenance and other leasing costs were $2.6 million for the three month period ended September 30, 2013, a decrease of $0.9 million as compared to the corresponding period in the prior year. These costs relate primarily to the early termination of certain aircraft leases.

Provision for income taxes consisting primarily of Irish income tax was $0.8 million for the three month period ended September 30, 2013. Provision for income taxes consisting primarily of Irish income tax benefits was $2.0 million for the three month period ended September 30, 2012. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. The effective tax rate was 72.8% and 6.3% for the three month periods ended September 30, 2013 and 2012, respectively. During the three month period ended September 30, 2013, we recorded a net valuation allowance of $2.1 million against deferred tax assets arising from Irish net operating losses. In the three month period ended September 30, 2013, we also recorded a tax benefit of $1.1 million related to U.S. Federal and State taxes resulting from the re-allocation of BBAM LP’s U.S. sourced income amongst its partners.

Our consolidated net income was $0.3 million and net loss was $29.4 million for the three month periods ended September 30, 2013 and 2012, respectively.

Consolidated Statements of Income of Fly for the nine months ended September 30, 2013 and 2012

	Nine months ended September 30, 2013	Nine months ended September 30, 2012
	(Dollars in thousands)
Revenues
Operating lease revenue	$274,583	$285,800
Equity earnings from unconsolidated subsidiaries	1,377	5,980
Gain on sale of aircraft	6,277	8,489
Interest and other income	1,781	1,556

Total revenues	284,018	301,825

Expenses
Depreciation	106,651	102,795
Interest expense	90,201	109,695
Selling, general and administrative	27,363	30,213
Ineffective, dedesignated and terminated derivatives	(1,020)	31,353
Debt extinguishment costs	2,704	—
Maintenance and other costs	12,487	6,138

Total expenses	238,386	280,194

Net income before provision for income taxes	45,632	21,631
Provision for income taxes	6,568	4,954

Net income	$39,064	$16,677

	Nine months ended September 30,		Increase/ Decrease
	2013	2012
	(Dollars in thousands)
Operating lease revenue:
Basic rent	$236,805	$261,407	$(24,602)
End of lease revenue	47,569	35,805	11,764
Lease incentives	(6,224)	(5,232)	(992)
Other	(3,567)	(6,180)	2,613

Total operating lease revenue	$274,583	$285,800	$(11,217)

For the nine month period ended September 30, 2013, operating lease revenue totaled $274.6 million, a decrease of $11.2 million as compared to the nine month period ended September 30, 2012. The decrease was primarily due to (i) a decrease of approximately $16.7 million due to lease remarketing and aircraft off-lease, (ii) a decrease of $16.4 million due to aircraft sold in 2012 and 2013, (iii) an increase of $1.0 million in lease incentive amortization and (iv) recognition of revenues in 2012 totaling $8.0 million from non-accrual lessees compared to $1.9 million in the same period of the current year. These decreases were partially offset by (i) $47.6 million of end of lease revenue resulting from the termination of leases in 2013 compared to $35.8 million in 2012, (ii) additional revenue of $14.4 million from aircraft acquired in 2012 and 2013 and (iii) a $2.7 million decrease in net lease discount amortization.

For the nine month periods ended September 30, 2013 and 2012, we recorded equity earnings from an unconsolidated subsidiary of $1.4 million and $6.0 million, respectively. Our equity earnings from BBAM LP were $5.2 million for the nine month period ended September 30, 2012. We sold our equity interest in BBAM LP in December 2012.

During the nine month periods ended September 30, 2013 and 2012, we sold ten and three aircraft and recognized gains on sale of aircraft of $6.3 million and $8.5 million, respectively.

For the nine month periods ended September 30, 2013 and 2012, depreciation expense totaled $106.7 million and $102.8 million, respectively, an increase of $3.9 million. The increase was primarily due to depreciation on aircraft acquisitions and improvements made, partially offset by depreciation on aircraft we sold.

Interest expense was $90.2 million and $109.7 million for the nine month periods ended September 30, 2013 and 2012, respectively. The decrease of $19.5 million was primarily due to (i) debt repayments made in 2013 and 2012, (ii) lower interest rate from re-financings completed in 2013 and 2012 and (iii) re-pricing of the Term Loan. This decrease was partially offset by interest on new borrowings.

Selling, general and administrative expenses were $27.4 million and $30.2 million for the nine month periods ended September 30, 2013 and 2012, respectively, a decrease of $2.8 million. The decrease was primarily due to: (i) decrease in share based compensation of $0.8 million and (ii) decrease in professional fees and expenses.

In connection with the repayment of the amounts outstanding under the B&B Air Acquisition Facility, we terminated eleven swaps associated with the facility and expensed swap breakage costs of $32.3 million during the nine month period ended September 30, 2012. This expense was partially offset by unrealized gains on our derivatives of $0.9 million resulting from fair market value changes to our ineffective hedge and dedesignated derivative instruments.

Maintenance and other leasing costs were $12.5 million and $6.1 million for the nine month periods ended September 30, 2013 and 2012, respectively. These costs relate primarily to the early termination of certain aircraft.

In connection with the repricing of the Term Loan in May 2013, we expensed a portion of the prepayment penalty paid to the lenders, and certain of the fees and expenses incurred totaling $2.1 million. We also expensed unamortized debt discounts and costs associated with aircraft that were refinanced totaling $0.6 million.

Provision for income taxes consisting primarily of Irish income tax was $6.6 million and $5.0 million for the nine month periods ended September 30, 2013 and 2012, respectively. We are tax resident in Ireland and expect to pay the corporation tax rate of 12.5% on trading income and 25.0% on non-trading income. The effective tax rate was 14.4% and 22.9% for the nine month periods ended September 30, 2013 and 2012, respectively. In conjunction with the sale of aircraft owned by an Australian subsidiary in 2013, we partially reversed $2.1 million of the valuation allowance we had established against a deferred tax asset recorded in connection with the acquisition of GAAM’s Australian assets. During the nine month period ended September 30, 2013, we recorded a net valuation allowance of $2.1 million against deferred tax assets arising from Irish net operating losses. In the nine month period ended September 30, 2013, we also recorded a tax benefit of $1.1 million related to U.S. Federal and State taxes resulting from re-allocation of BBAM LP’s U.S. sourced income amongst its partners.

Our consolidated net income was $39.1 million and $16.7 million for the nine month periods ended September 30, 2013 and 2012, respectively.

Liquidity and Capital Resources

Cash Flows of Fly for the nine months ended September 30, 2013 and 2012

We generated cash from operations of $135.1 million and $147.6 million for the nine month periods ended September 30, 2013 and 2012, respectively, a decrease of $12.5 million.

For the nine month period ended September 30, 2013, cash used in investing activities was $391.8 million compared to cash used in investing activities of $6.8 million for the nine month period ended September 30, 2012. During the nine month period ended September 30, 2013, we sold ten aircraft and received net cash proceeds of $48.5 million. During the nine month period ended September 30, 2012, we sold three aircraft and received net cash proceeds of $50.7 million. Lessor maintenance contributions totaled $16.0 million and $11.9 million for the nine month periods ended September 30, 2013 and 2012, respectively. In the nine month period ended September 30, 2013, we used $424.4 million of cash to purchase eight aircraft compared to $50.8 million of cash used to acquire four aircraft in the corresponding period in 2012.

Cash provided by financing activities totaled $300.5 million and cash used in financing activities totaled $107.9 million, for the nine month periods ended September 30, 2013 and 2012, respectively. In the nine month period ended September 30, 2013, we received: (i) proceeds from secured borrowings of $390.4 million to partially finance aircraft acquisitions, (ii) net proceeds of $172.6 million from issuance of shares and (iii) net maintenance reserve receipts of $29.5 million. These were partially offset by: (i) repayments on our secured borrowings totaling $243.9 million, (ii) dividends and dividend equivalent payments of $22.3 million and (iii) an increase in our restricted cash accounts of $18.4 million. In the nine month period ended September 30, 2012, we: (i) made repayments on our secured borrowings totaling $753.0 million, (ii) made a net payment of $35.1 million in connection with the termination of interest rate swaps associated with the repayment of amounts outstanding under the B&B Air Acquisition Facility and (iii) made dividends and dividend equivalent payments of $16.3 million. These were partially offset by (i) receipt of $87.3 million net proceeds from Notes sales, (ii) borrowings of $459.2 million to partially finance the acquisition of aircraft, (iii) reductions to our restricted cash accounts totaling $131.7 million and (iv) net maintenance payment liability receipts of $24.3 million.

Our Future Sources and Uses of Liquidity

Our primary sources of liquidity are cash on hand and cash generated by our aircraft leasing subsidiaries. We are dependent upon dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations, to pay dividends, and to grow our fleet. Our existing subsidiaries use funds generated from aircraft rents to pay their operating expenses and to meet their debt service requirements. They may be restricted from making distributions to us pursuant to the agreements governing their financing arrangements. For example, substantially all cash flow after payment of expenses generated by aircraft financed by our Notes Payable, the Nord LB Facility, and the BOS Facility must be used for debt service and is not available for distribution to us. Our business is very capital intensive, requiring significant investment in order to expand and maintain our fleet.

We previously announced a target of $300 to $500 million of aircraft acquisitions in 2013. Through October 31, 2013, we have purchased 10 aircraft and have exceeded the high end of our growth target of $500 million. During the nine month period ended September 30, 2013, we purchased seven Boeing 737-800 aircraft and one Boeing 777-300ER aircraft. In October 2013, we purchased a new Boeing 787-8 aircraft and one additional Boeing 737-800 aircraft. We intend to finance future acquisitions with borrowings under the Fly Acquisition II Facility or other secured debt financing and our unrestricted cash.

On July 3, 2013, we increased the total commitments under the Fly Acquisition II Facility from $250 million up to $450 million. Also in July 2013, we sold 13,142,856 common shares in the form of ADSs at a price of $14.00 per ADS, generating net proceeds of approximately $172.6 million. The proceeds of the equity offering will be used for general corporate purposes including the acquisition of aircraft. At September 30, 2013, we had $207.0 million of unrestricted cash and approximately $300 million available under the Fly Acquisition II Facility. In addition, the bank debt market is available to finance aircraft acquisitions. We intend to use the bank market in addition to the acquisition facility to finance acquisitions during the remainder of 2013 and in 2014.

We will need access to additional capital if we are to grow beyond our current acquisition pipeline and to refinance our debt. Our ability to refinance amounts outstanding under our secured borrowings or to fund acquisitions will depend on a number of factors which includes our historical and expected performance, compliance with the terms of our debt agreements, industry and market trends and the availability of capital.

In addition to investment in our fleet, our short-term liquidity needs include working capital for operations, debt service and cash to pay dividends to our shareholders. We expect that cash on hand and cash flow provided by operations will satisfy our liquidity needs through at least the next twelve months.

Dividends and Share Repurchases

From February 2009 to May 2012, we paid quarterly dividends of $0.20 per share. Commencing August 2012, we paid quarterly dividends of $0.22 per share, representing a 10% increase in the quarterly dividend. On October 14, 2013, we declared a dividend of $0.22 per share or approximately $9.1 million, payable on November 19, 2013 to shareholders of record on October 30, 2013. Our board has authorized an increase in the dividend to be declared in respect of the fourth quarter of 2013 to $0.25. A quarterly dividend of $0.25 per share would require approximately $10.3 million each quarter. The declaration and payment of future dividends to holders of our common shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, cash flows, market conditions, legal requirements and other factors as our board of directors deem relevant.

We had a $25.0 million share repurchase program which expired in May 2013. On May 1, 2013, our Board of Directors approved a new $30.0 million share repurchase program expiring in May 2014. Under this program, we may make share repurchases from time to time in the open market or in privately negotiated transactions. The timing of the repurchases under this program will depend upon a variety of factors, including market conditions, and the program may be suspended or discontinued at any time.

Maintenance Cash Flows

Under our leases, the lessee is generally responsible for maintenance and repairs, airframe and engine overhauls, obtaining consents and approvals and compliance with return conditions of aircraft on lease. In connection with the lease of a used aircraft we may agree to contribute specific additional amounts to the cost of certain major overhauls or modifications, which usually reflect the usage of the aircraft prior to the commencement of the lease. In many cases, we also agree to share with our lessees the cost of compliance with airworthiness directives.

We expect that the aggregate maintenance reserve and lease-end adjustment payments we will receive from lessees will meet the aggregate maintenance contributions and lease-end adjustment payments that we will be required to make. However, we may incur additional expenses in connection with early lease terminations or repossession of aircraft. For the nine month period ended September 30, 2013, we received $42.0 million of maintenance payments from lessees, made maintenance reserve disbursements of $12.5 million and also made maintenance contributions of $16.0 million. In addition, we incurred $12.5 million of maintenance expenses and other costs.

Financing

As of September 30, 2013, we had $2.2 billion of aircraft secured debt outstanding, net of unamortized debt discount. Of this amount, $1.7 billion is non-recourse to Fly Leasing Limited, except for certain limited obligations which typically include reimbursement for certain expenses and costs incurred by the lenders. These non-recourse loans may be provided through loan facilities that are typically cross-collateralized and contain cross-default provisions against all of the loans advanced within each facility, as well as through individual loans against individual aircraft. We currently have the following non-recourse debt facilities that provide financing against multiple aircraft:

Facility(1)	Amount Outstanding at September 30, 2013(2)	Number of Aircraft Financed	Maturity Dates
Notes Payable	$610.6 million	35	November 2033
Nord LB Facility	$461.8 million	17	November 2018
BOS Facility	$209.3 million	9	September 2013 – December 2017
Fly Acquisition II Facility	$160.5 million	5	July 2018

(1)	Excludes $277.0 million outstanding under non-recourse financing facilities for single aircraft.
(2)	Excludes unamortized debt discount.

In general, upon a default on a non-recourse loan, the lenders will have the ability to foreclose upon any specified collateral (including aircraft, leases and shares of aircraft-owning special purposes entities) to satisfy amounts due under the loan. However, the lenders cannot make a claim against Fly Leasing Limited for payment of these outstanding obligations, except for the limited payment obligations described above. The non-recourse nature of these loans means that we may decide, for economic reasons, to default on non-recourse loans if and when we believe that the aircraft and other assets that secure a loan are worth less than the amounts outstanding under the loan. Although the direct financial impact to us under such a default on a non-recourse loan is limited, these defaults may impact our reputation as a borrower and impair our ability to secure future borrowings, which could have a material adverse impact on our ability to grow our aircraft portfolio and earnings.

Securitization

On October 2, 2007, our subsidiary, B&B Air Funding issued $853.0 million of aircraft lease-backed Class G-1 notes (the “Notes”). The Notes are direct obligations of B&B Air Funding and are not obligations of, or guaranteed by Fly. In 2009, we repurchased through a wholly-owned subsidiary $169.4 million principal amount of the Notes for $83.0 million. In 2011, we sold $40.8 million principal amount of these repurchased Notes for $33.8 million. In the first quarter of 2012, we sold the remaining $106.7 million principal amount of Notes for $87.3 million. The resulting discount of $26.4 million is being amortized over the remaining term of the Notes. As a result of this re-sale, we no longer hold any Notes and the outstanding principal amount of Notes is $610.6 million as of September 30, 2013, compared to $660.4 million at December 31, 2012.

The Notes bear interest at an adjustable interest rate equal to one-month LIBOR plus 0.67%. Interest expense also includes amounts payable to the policy provider and the liquidity facility provider thereunder, as well as accretion on the Notes re-issued at a discount. Interest and any principal payments due are payable monthly. We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with a portion of the Notes.

Until August 2012, there were scheduled minimum principal payments of approximately $1.0 million per month, subject to satisfying certain debt service coverage ratios and other covenants. Thereafter, all revenues collected during each monthly period have been applied to service the outstanding balance of the Notes, after the payment of certain expenses and other costs, including the fees to the policy provider, interest and interest rate swap payments. Principal payments during the nine month period ended September 30, 2013 totaled $49.9 million.

During the nine month period ended September 30, 2013, two aircraft that secured the Notes were sold. During the nine month period ended September 30, 2012, three aircraft were sold and we repaid debt of $38.8 million associated with these aircraft. The final maturity date of the Notes is November 14, 2033.

B&B Air Funding is subject to certain financial and operating covenants. As of September 30, 2013, B&B Air Funding was not in default under the Notes.

In connection with the issuance of the Notes, B&B Air Funding, the cash manager and BNP Paribas, entered into the Note Liquidity Facility that provides additional liquidity of up to $60.0 million. Subject to the terms and conditions of the Note Liquidity Facility, advances may be drawn for the benefit of the Noteholders to cover certain expenses of B&B Air Funding, including maintenance expenses, interest rate swap payments and interest on the Notes. As of September 30, 2013, B&B Air Funding had not drawn on the Note Liquidity Facility.

B&B Air Acquisition Facility

On August 9, 2012, the B&B Air Acquisition Facility, which financed 16 aircraft at that time, was repaid with proceeds from a new Term Loan (see below) and approximately $122.5 million of our cash. The facility was funded in two tranches, Tranche A and B. Tranche A was senior to Tranche B. Borrowings under the B&B Air Acquisition Facility incurred interest at a rate based on one-month LIBOR plus an applicable margin. The applicable margins for Tranche A and B were 1.50% per annum and 4.00% per annum, respectively.

Nord LB Facility

In connection with 18 aircraft acquired in the GAAM Portfolio, our subsidiaries assumed a debt facility (the “Nord LB Facility”) provided by Norddeutsche Landesbank Gironzentrale (“Nord LB”). On February 6, 2012, we completed an extension of the Nord LB Facility to November 2018. We paid $25.0 million to Nord LB which was applied towards repayment of outstanding principal amounts on February 14, 2012.

The Nord LB Facility is structured as individual loans with each aircraft owning subsidiary acting as the borrower of its respective loan. Borrowings are secured by our equity interest in the subsidiaries which own the financed aircraft, the related leases, maintenance reserves and other deposits. The loans are cross-collateralized and contain cross-default provisions.

The loans under the Nord LB Facility bear interest at one month LIBOR plus 3.30% until the final maturity date of November 14, 2018. To mitigate our exposure to interest rate fluctuations, we have entered into interest rate swap arrangements. The blended weighted average interest rate for the Nord LB Facility, excluding the amortization of debt discounts and debt issuance costs, was 4.16% as of September 30, 2013.

Under the terms of the Nord LB Facility:

•	We pay 95% of lease rentals actually received in the corresponding monthly collections period towards interest and principal. If no lease rental payments are received in the applicable period for any financed aircraft, prior to the termination of such lease, no payment is due under the loan related to that aircraft on the corresponding repayment date. Any unpaid interest increases the outstanding borrowing.

•	Upon the termination or expiration of a lease, no payments are due under the Nord LB Facility with respect to the outstanding loan amount for that aircraft until the earlier of six months from the termination or expiration or the date the aircraft is re-leased. Interest during this period increases the outstanding balance under the Nord LB Facility. If an aircraft remains off-lease after six months from the termination or expiration, interest must be paid on each payment date. If an aircraft remains off-lease after twelve months, we must pay debt service equal to 85% of the lease rate paid under the prior lease agreement. The lenders may foreclose on an aircraft that remains off-lease after 24 months, but the lenders may not foreclose on any other aircraft.

•	In the event that we sell any of the financed aircraft, substantially all sales proceeds (after payment of certain expenses) must be used to repay first the debt associated with the sold aircraft and then the outstanding amounts which finance the other aircraft unless certain conditions are met. In addition, any maintenance reserve amounts which are retained and are not expected to be required for future maintenance will be used to prepay the Nord LB Facility. If after full repayment of the facility, we have earned a 10% return on our equity investment, we will pay Nord LB a fee equal to 10% (capped at $5 million) of our returns in excess of 10%.

The Nord LB Facility does not contain any financial covenants. However, the Nord LB Facility does contain certain operating covenants relating to the maintenance, registration and insurance of the financed aircraft. The Nord LB Facility also contains certain conditions and restrictions which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and re-leasing of aircraft. As of September 30, 2013, $461.8 million was outstanding under the Nord LB Facility and there was no default under the facility.

BOS Facility

In connection with 21 of the 49 acquired aircraft in the GAAM Portfolio, our subsidiaries assumed a debt facility provided by Bank of Scotland plc and Commonwealth Bank of Australia (“BOS Facility”). At September 30, 2013, nine of these aircraft were financed through this facility. The BOS Facility consists of individual loans with respect to each financed aircraft which generally have maturity dates matching the scheduled lease termination dates for the financed aircraft. The loan maturity dates range from 2013 to 2017. Each loan may consist of a senior and junior tranche. The loans are cross-collateralized and effectively cross-defaulted, and the lenders may require payment in full or foreclose on any aircraft in this facility in the event of a default on any loan.

As of September 30, 2013, the outstanding balance under the BOS Facility was $209.3 million.

Borrowings under the BOS Facility accrue interest at either a fixed or variable interest rate. Variable borrowings bear interest based on one-month LIBOR plus an applicable composite margin of 1.43% for the senior tranche and 2.70% for the junior tranche. The weighted average interest rate on loans associated with aircraft with fixed rate leases was 6.22% for the senior tranche and 7.74% for the junior tranche. The weighted average interest rate on loans associated with aircraft with floating rate leases was 1.61% for the senior tranche and 2.88% for the junior tranche. The weighted average interest rate on all outstanding amounts was 5.26% as of September 30, 2013, excluding the amortization of debt discounts and debt issuance costs. As of September 30, 2013, interest accrued on the facility totaled $0.2 million.

We make scheduled monthly payments of principal and interest on each loan in accordance with a fixed amortization schedule. In addition, beginning in June 2013, we are required to pledge the free cash flow from the financed aircraft as additional collateral for the lenders. We are also required to prepay the loan on any aircraft upon the lease termination or sale of such aircraft. Upon a lease termination or expiration, we may elect to extend the loan maturity date for up to six months, during which interest (but no principal) is payable. If we re-lease the aircraft during this six month period with the consent of the facility agent, the loan will be extended. If we are unable to re-lease the aircraft on terms acceptable to the lenders or sell the aircraft, the loan becomes due and payable at the end of this six month period.

If any lessee fails to make a payment of rent on a financed aircraft, we may pay the interest and principal due under the loan from our own funds on four successive occasions or on any six occasions. If a lease event of default continues and we are no longer permitted to make such payments, the lenders may instruct us to terminate the relevant lease agreement and we would be required to re-pay the loan subject to the six month remarketing period described above.

Eight aircraft in the BOS Facility were refinanced during the nine month period ended September 30, 2012 resulting in repayments of $164.4 million under this facility. Of these aircraft, six were refinanced with proceeds from a new Term Loan (see below) during the third quarter of 2012. One additional aircraft was refinanced with proceeds of the Term Loan during the fourth quarter of 2012.

There are no financial covenants in the BOS Facility. However, the BOS Facility does contain certain operating covenants relating to the maintenance, registration and insurance of the finance aircraft. The BOS Facility also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and re-leasing of aircraft.

On September 17, 2013, we received a notice (“Notice”) from the lenders reserving their rights in respect of amounts due under a loan agreement for one aircraft. The maturity date of the loan was September 16, 2013, with a principal balance at maturity of $18.5 million. The Notice purports to reserve the rights of the lenders in respect of their potential remedies under the facility but does not take any other immediate action in respect of the loan or the BOS Facility. We are engaged in on-going discussions with the lenders with respect to a potential restructuring and extension of the BOS Facility.

Term Loan

On August 9, 2012, through a wholly-owned subsidiary, we entered into a $395.0 million senior secured term loan that matures in 2018 (the “Term Loan”) with a consortium of lenders. The Term Loan was originally issued at a discount of 4%, or $15.8 million, bearing interest at one month LIBOR plus a margin of 5.50%, with a LIBOR floor of 1.25%. The Term Loan was originally secured by 23 aircraft.

On December 18, 2012, we re-priced the Term Loan to reduce the interest rate margin from 5.50% to 4.50%. In conjunction with the re-pricing, we paid the lenders a prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.9 million.

On May 21, 2013, we completed a second re-pricing of the Term Loan to further reduce the interest rate margin to 3.50% and the LIBOR floor was reduced by 0.25% to 1.00%. In conjunction with this re-pricing, we paid the lenders a prepayment penalty of 1.00% of the outstanding principal amount which totaled $3.8 million.

The debt proceeds received from the Term Loan were applied towards (i) full repayment of the B&B Air Acquisition Facility which financed 16 aircraft and (ii) repayment of seven loans which were previously financed in the BOS Facility.

The Term Loan requires quarterly principal payments of 1.25% of the original loan amount. We made a principal payment of $14.8 million during the nine month period ended September 30, 2013. In addition, the aggregate principal amount outstanding as measured on a quarterly basis must not exceed 67.5% of the lower of the mean or median of half-life adjusted base value of the financed aircraft as determined by three independent appraisers (“LTV Maintenance Test”). We are required to seek new appraisals semi-annually. As of September 30, 2013, there was no breach of the LTV Maintenance Test.

Until May 2014, the Term Loan can be prepaid in part or in whole for an amount equal to 101% of the outstanding principal amount being repaid. Thereafter, the Term Loan can be prepaid in part or in whole for an amount equal to 100% of the outstanding principal amount being repaid.

Borrowings under the Term Loan are secured by our equity interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases and other deposits. The loan is fully guaranteed by Fly on a recourse basis. The Term Loan contains certain concentration limits with respect to types of aircraft which can be financed by the Term Loan, as well as geographic and single lessee concentration limits. These concentration limits apply upon the sale, removal or substitution of an aircraft.

There are no financial covenants in the Term Loan. However, the subsidiaries are subject to certain operating covenants relating to the maintenance, registration and insurance of the aircraft owned by them. The Term Loan also contains certain conditions and constraints which relate to the servicing and management of the financed aircraft, including covenants relating to the disposition and leasing of aircraft. We may substitute an aircraft with an appraised value equal to or greater than the subject aircraft provided certain other conditions, including the LTV Maintenance Test and concentration criteria, are met under the Term Loan.

As of September 30, 2013, $375.3 million was outstanding under the Term Loan. During the first quarter of 2013, we sold one aircraft financed through the Term Loan. During the third quarter of 2013, we purchased one Boeing 737-800 aircraft using a combination of unrestricted cash and proceeds from the sale of the aircraft previously financed under this facility. The acquired aircraft replaced the aircraft that was sold as collateral under this facility. As of September 30, 2013, 23 aircraft were financed under the Term Loan.

As of September 30, 2013, there was no default under the Term Loan.

Fly Acquisition II Facility

On November 7, 2012, we entered into a senior secured revolving credit facility with a consortium of lenders (“Fly Acquisition II Facility”) providing loans in an aggregate amount of up to $250.0 million. On July 3, 2013, we increased total commitments under the Fly Acquisition II Facility up to $450.0 million. The availability period was extended to July 3, 2015. The availability period will be followed by a three-year term period, with a final maturity date of July 3, 2018. We pay a commitment fee of 0.75% per annum on a monthly basis to each lender on the undrawn amount of their commitment which accrues during the availability period. The applicable margin has been reduced by 0.50% to 3.25% during the availability period, stepping up to 3.75%, 4.25% and 4.75% in each subsequent year during the term period.

Aircraft financed under the Fly Acquisition II Facility may not be more than eight years of age at the time of such funding. All borrowings under the Fly Acquisition II Facility are subject to the satisfaction of certain conditions and the administrative agent’s consent, including the absence of a continuing default and the accuracy of representations and warranties.

During the availability period, we may re-borrow amounts repaid to the lenders. During the nine month period ended September 30, 2013, we purchased five Boeing 737-800 aircraft manufactured in 2013. To finance the acquisitions, we used a combination of unrestricted cash and $161.6 million drawn under the Fly Acquisition II Facility. In addition, we refinanced two aircraft originally financed under the BOS Facility using a combination of unrestricted cash and $44.4 million drawn under the facility during the first quarter of 2013. During the third quarter of 2013, these two aircraft were refinanced out of this facility, resulting in repayments of $43.8 million. At September 30, 2013, five aircraft were financed through this facility.

In October 2013, we purchased one Boeing 737-800 aircraft manufactured in 2013. To finance the acquisition, we used a combination of unrestricted cash and $34.0 million drawn under the Fly Acquisition II Facility.

During the availability period, we are required to make monthly principal payments equal to the aggregate outstanding principal amount of the loans less 72.5% of the aggregate purchase price of the aircraft depreciated on a straight line basis assuming a 25-year useful life of the aircraft.

We may make voluntary prepayments under the Fly Acquisition II Facility. In addition, we are required to make partial prepayments with any proceeds from the sale of aircraft and all insurance and other proceeds received with respect to any event of total loss of an aircraft.

The borrowing base for each aircraft in the portfolio is equal to 72.5% of the lower of the (x) purchase price depreciated on a straight line basis assuming a 25-year useful life of the aircraft and (y) the lower of the current market value or base value appraisal. The outstanding aggregate amount of loans cannot exceed the sum of (x) the aggregate borrowing base of all aircraft and (y) if there is an event of default in respect of the borrowing base or if certain concentration criteria are not met at the end of the availability period, then 50% of maintenance reserves paid with respect to the aircraft and pledged to the lenders.

Borrowings are secured by the beneficial interests in the aircraft owning and/or leasing subsidiaries, the aircraft and related leases, certain cash collateral and other deposits. In addition, we are required to maintain cash collateral equal to 2% of the aggregate outstanding principal balance of the loans.

We are subject to certain operating covenants relating to the maintenance, registration and insurance of the acquired aircraft as well as the servicing and management of such aircraft, including maintaining certain lease concentration limits and the disposition of aircraft.

As of September 30, 2013, $160.5 million was outstanding under the Fly Acquisition II Facility and there was no default under this facility.

Other Aircraft Secured Borrowings

In addition to the debt financings described above, we have entered into and may periodically enter into additional borrowings to finance the acquisition of aircraft. These borrowings are usually structured as individual loans that are secured by pledges of our rights, title and interest in the financed aircraft and related leases. To the extent that multiple aircraft are financed within a single facility, the loans in that facility are cross-collateralized and the lenders may require payment in full or foreclose on any aircraft upon an event of default on any loan.

In July 2013, we acquired a Boeing 777-300ER aircraft with proceeds from secured, recourse debt financing.

As of September 30, 2013, other aircraft secured debt borrowings include: (i) two loans financing three aircraft that were assumed with the acquisition of the GAAM Portfolio, (ii) three loans that were arranged in connection with the re-lease of aircraft and (iii) twelve loans that were arranged in connection with the purchase of additional aircraft. These loans mature on the scheduled lease termination dates for the financed aircraft, with maturity dates ranging from December 2013 to July 2025. As of September 30, 2013, the total principal outstanding pursuant to these loans was $404.3 million, with interest rates ranging from 1.71% to 7.20%.

In connection with the sale of six aircraft during the first quarter of 2013, the buyer assumed the underlying debt and derivative contracts associated with the aircraft.

As of September 30, 2013, there was no default under any of these debt financings.

Capital Expenditures

We previously announced a target of $300 to $500 million of aircraft acquisitions in 2013. Through October 31, 2013, we have purchased 10 aircraft and have exceeded the high end of our growth target of $500 million. During the nine month period ended September 30, 2013, we purchased seven Boeing 737-800 aircraft and one Boeing 777-300ER aircraft. In October 2013, we purchased a new Boeing 787-8 aircraft and one additional Boeing 737-800 aircraft. We intend to finance future acquisitions with borrowings under the Fly Acquisition II Facility or other secured debt financing and our unrestricted cash.

In addition to acquisitions of aircraft and other aviation assets, we expect to make capital expenditures from time to time in connection with improvements to our aircraft. These expenditures include the cost of major overhauls and modifications. As of September 30, 2013, the weighted average age of the aircraft in our portfolio was 8.8 years. In general, the costs of operating an aircraft, including capital expenditures, increase with the age of the aircraft.

Inflation

The effects of inflation on our operating expenses have been minimal. We do not consider inflation to be a significant risk to direct expenses in the current economic environment.

Foreign Currency Exchange Risk

We receive a substantial portion of our revenue in U.S. Dollars, and we pay substantially all of our expenses in U.S. Dollars. However, we incur some of our expenses in other currencies, primarily the Euro, and we have entered into leases under which we receive a portion of the lease payments in Australian dollars. To mitigate the exposure to foreign currency fluctuations associated with these leases, we entered into foreign currency derivative transactions. Depreciation in the value of the U.S. Dollar relative to other currencies increases the U.S. Dollar cost to us of paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. Because we currently receive substantially all of our revenue in U.S. Dollars and pay substantially all of our expenses in U.S. Dollars, a change in foreign exchange rates would not have a material impact on our results of operations.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Interest rate risk is the exposure to loss resulting from changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. We are exposed to changes in the level of interest rates and to changes in the relationship or spread between interest rates. Our primary interest rate exposures relate to our lease agreements and our floating rate debt obligations such as the Notes, the Term Loan and other borrowings. As of September 30, 2013, 94 out of our 104 lease agreements require the payment of a fixed amount of rent during the term of the lease, with rent under the remaining 10 leases varying based on LIBOR. Our indebtedness will require payments based on a variable interest rate index such as LIBOR. Therefore, increases in interest rates may reduce our net income by increasing the cost of our debt without any corresponding proportional increase in rents or cash flow from our leases.

We have entered into interest rate swap agreements to mitigate the interest rate fluctuation risk associated with our debt. We expect that these interest rate swaps will significantly reduce the additional interest expense that would be caused by an increase in variable interest rates.

Sensitivity Analysis

The following discussion about the potential effects of changes in interest rates is based on a sensitivity analysis, which models the effects of hypothetical interest rate shifts on our financial condition and results of operations. A sensitivity analysis is constrained by several factors, including the necessity to conduct the analysis based on a single point in time and by the inability to include the extraordinarily complex market reactions that normally would arise from the market shifts. Although the following results of a sensitivity analysis for changes in interest rates may have some limited use as a benchmark, they should not be viewed as a forecast. This forward-looking disclosure also is selective in nature and addresses only the potential impacts on our financial instruments and our variable rate leases. It does not include a variety of other potential factors that could affect our business as a result of changes in interest rates.

Assuming we do not hedge our exposure to interest rate fluctuations, a hypothetical 100 basis-point increase or decrease in our variable interest rates would have increased or decreased our interest expense by $21.0 million, and would have increased or decreased our revenues by $1.9 million and $0.9 million, respectively, on an annualized basis.

The fair market value of our interest rate swaps is affected by changes in interest rates and credit risk of the parties to the swap. We determine the fair value of our derivative instruments using a discounted cash flow model which incorporates an assessment of the risk of non-performance by the swap counterparty and an evaluation of Fly’s credit risk in valuing derivative liabilities. The valuation model uses various inputs including contractual terms, interest rate curves, credit spreads and measures of volatility. As of September 30, 2013, the fair market value of our interest rate swap derivative liabilities, excluding accrued interest, was $29.6 million. The fair market value of our interest rate swap derivative assets, excluding accrued interest, was $5.0 million. A 100 basis-point increase or decrease in interest rate would increase or reduce the fair market value of our derivative liabilities by approximately $23.0 million or $23.5 million, respectively. A 100 basis-point increase or decrease in interest rate would increase or reduce the fair market value of our derivative assets by approximately $25.1 million or $23.7 million, respectively.

Foreign Currency Exchange Risk

We have leases pursuant to which we receive part of the lease payments in Euros or Australian dollars. We have entered into foreign currency hedging transactions related to these leases. Because of our swap agreements, changes in the foreign currency exchange would not have a material impact on our cash flows.

Item 4.	Controls and Procedures

We carried out, under the supervision and with the participation of our chief executive officer and chief financial officer an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2013, our disclosure controls and procedures were effective.

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Act of 1934, as amended) that occurred during the quarter ended September 30, 2013 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings

We have not been involved in any legal proceedings that we expect will have a material adverse effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally claims relating to incidents involving aircraft and claims involving the existence or breach of a lease, sale or purchase contract. We expect the claims related to incidents involving our aircraft would be covered by insurance, subject to customary deductions. However, these claims could result in the expenditure of significant financial and managerial resources, even if they lack merit and if determined adversely to us and not covered by insurance could result in significant uninsured losses.

Item 1A.	Risk Factors

For a discussion of our potential risks and uncertainties, see the information under “Risk Factors” under the heading Item 3. “Key Information” in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on March 15, 2013 which is accessible on the SEC’s website at www.sec.gov as well as our website at www.flyleasing.com, as well as the following additional risk factor.

We have secured, recourse financings on which we have guaranteed the payment of all debt service and other amounts due under these loans.

Combined with our Term Loan and other secured, recourse financing, Fly has $502.5 million of aircraft secured recourse debt outstanding as of September 30, 2013, and we expect to incur additional recourse indebtedness in the future. Although these recourse loans are all secured by aircraft and their associated leases, Fly has guaranteed and will be responsible for timely payment of all debt service and other amounts due under these loans in the event that the underlying leases do not provide sufficient cash flow to meet required debt payments. In this case, Fly would be required to make payments from its unrestricted cash, which could have a materially adverse impact on Fly’s ability to pay dividends or grow through future acquisitions of aircraft. In addition, the Term Loan and certain of our other recourse indebtedness contain cross default provisions to other recourse indebtedness which if triggered could significantly increase the amount of indebtedness which is payable by Fly at the time of the cross default.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.	Defaults Upon Senior Securities

None.

Item 4.	Mine Safety Disclosures

None.

Item 5.	Other Information

None.

Item 6.	Exhibits

None.